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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                  FUNCO, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                  FUNCO, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   360762108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               STANLEY A. BODINE
                             10120 WEST 76TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344
                                 (952) 946-8883
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                   Copies to:

    PHILIP S. GARON, ESQ.                DEANNE M. GRECO, ESQ.
    FAEGRE & BENSON LLP                     MOSS & BARNETT,
     2200 NORWEST CENTER              A PROFESSIONAL ASSOCIATION
   90 SOUTH SEVENTH STREET                4800 NORWEST CENTER
MINNEAPOLIS, MINNESOTA 55402            90 SOUTH SEVENTH STREET
       (612) 336-3000                MINNEAPOLIS, MINNESOTA 55402
                                            (612) 347-0300

                            ------------------------

/ / Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

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
ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Funco, Inc., a Minnesota corporation ("Company"). The address of Company's principal executive offices is 10120 West 76th Street, Eden Prairie, Minnesota 55344, and the telephone number of Company's principal executive offices is (952) 946-8883. The title of the class of equity securities to which this statement relates is the Common Stock, $.01 par value per share, of Company (the "Common Stock"). As of May 4, 2000, there were 6,120,908 shares of the Common Stock outstanding.

ITEM 2. TENDER OFFER OF THE BIDDER

     Company is the filing person and the subject company. The name, business address and business telephone number of Company are set forth in Item 1 above.

     This Schedule 14D-9 statement relates to the cash tender offer described in the Tender Offer Statement on Schedule TO, dated May 16, 2000 (the "Schedule TO"), the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase") and the related Letter of Transmittal filed as Exhibit
(a)(2) thereto (the "Letter of Transmittal"), filed by Barnes & Noble, Inc., a Delaware corporation ("Parent"), and B&N Acquisition Corporation, a Minnesota corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of the Common Stock (the "Shares") at a purchase price of $24.75 per Share, or such higher price as may be paid in such tender offer, net to the seller in cash, without interest thereon (the "Per Share Amount"), on the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal and any amendments or supplements thereto (all of the foregoing collectively constituting the "Offer"). Purchaser is making the Offer pursuant to an Agreement and Plan of Merger, dated as of May 4, 2000 (the "Merger Agreement"), by and among Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

     Pursuant to the Merger Agreement, following completion of the Offer and satisfaction or waiver of certain other conditions specified in the Merger Agreement, Purchaser will be merged with and into Company, with Company as the surviving corporation of the Merger and an indirect wholly owned subsidiary of Parent (the "Merger"). In the Merger, each Share (other than any Shares owned by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Company and any Shares held by any shareholder of Company who properly exercises, preserves and perfects dissenters' rights under the Minnesota Business Corporation Act (the "MBCA")) will be converted into the right to receive the Per Share Amount, without interest, prorated for any fractional shares.

     The Schedule TO states that the address of the principal executive offices of Parent is 122 Fifth Avenue, New York, New York 10011, and of Purchaser is c/o Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Descriptions of the Merger Agreement, a Shareholder Agreement, dated
May 4, 2000, between Parent and David R. Pomije (the "Shareholder Agreement"), a Letter Agreement, dated March 5, 1999, between Company and George E. Mileusnic, and a Letter Agreement regarding confidentiality, dated April 21, 1999, between Company and Babbage's Etc. LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent ("Babbage's"), as supplemented by a Letter Agreement, dated April 7, 2000, among Company, Parent and Babbage's, are set forth below. Except as described or referred to below or in Annex I hereto, on the date hereof, no material contract, agreement, arrangement or understanding, and no actual or potential conflict of interest, exists between Company or its affiliates and (i) Company or its directors, executive officers or affiliates or (ii) Purchaser, Parent or any of their directors, executive officers or affiliates.

     Certain contracts, agreements, arrangements and understandings between Company or its affiliates and its directors, executive officers or affiliates are described in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and
Rule 14f-1 thereunder, attached hereto as Annex I (the "Information Statement") and incorporated herein by reference. The agreements described in the Information Statement are filed herewith as Exhibits 2 through 5 and are incorporated herein by reference.

THE MERGER AGREEMENT

     The following is a summary of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Offer. The obligation of Parent to cause Purchaser to commence the Offer, to consummate the Offer and to accept tender of and to pay for Shares validly tendered in the Offer and not withdrawn in accordance therewith will be subject to, and only to, those conditions set forth in Annex A to the Merger Agreement and described in Section 14 of the Offer to Purchase (the "Offer Conditions"). Subject to the foregoing, the Merger Agreement states that as promptly as practicable (but in any event not later than 10 business days after the public announcement of Purchaser's intention to commence the Offer), Parent will cause Purchaser to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer whereby Purchaser will offer to purchase for cash all of the Shares at the Per Share Amount, net to the seller in cash (subject to reduction for any stock transfer taxes payable by the seller if payment is to be made to an individual or entity other than the individual, corporation, limited liability company, limited liability partnership, partnership, association, trust, unincorporated organization or other entity or group (as defined in Section 13(d)(3) or 14(d)(2) of the Exchange Act) (each, a "Person") in whose name the certificate for such Shares is registered or any applicable federal back-up withholding).

     The Merger Agreement provides that, without the prior written consent of Company, Purchaser will not, and Parent will cause Purchaser not to, (i) decrease or change the form of the Per Share Amount, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive the condition that there be validly tendered and not withdrawn before the Expiration Date (as defined below) a number of Shares which, together with all Shares already owned, directly or indirectly, by Parent or Purchaser, represents at least 51% of the total voting power of the outstanding securities of Company entitled to vote in the election of directors or in a merger, calculated on a fully diluted basis, on the date of purchase (the "Minimum Condition"), or impose conditions other than the Offer Conditions on the Offer, (iv) extend the date that the Offer, as it may be extended pursuant to the Merger Agreement, expires (which will initially be 20 business days following the commencement of the Offer) (the "Expiration Date") except (A) as required by law, and (B) that, in the event that the Offer Conditions are not satisfied or waived at the time that the Expiration Date would otherwise occur, (1) Purchaser must extend the Expiration Date for an aggregate of 10 additional business days to the extent necessary to permit such conditions to be satisfied and (2) Purchaser may, in its sole discretion, extend the Expiration Date for such additional periods as it may determine to be appropriate (but not beyond August 4, 2000) to permit the Offer Conditions to be satisfied, or (v) amend any term of the Offer in any manner adverse to Company's shareholders (the "Shareholders") (including, without limitation, to result in any extension which would be inconsistent with the preceding provisions of this sentence); provided, however, that (1) subject to applicable legal requirements, Parent may cause Purchaser to waive any Offer Condition, other than the Minimum Condition, in Parent's sole discretion and (2) the Offer may be extended (but not beyond August 4, 2000) in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Securities and Exchange Commission (the "SEC").

     In addition to Purchaser's rights to extend and amend the Offer subject to the provisions of the Merger Agreement, Purchaser (i) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and (subject to any such rules and regulations) may delay the acceptance for payment of, or payment for, any tendered Shares, and (ii) may terminate the Offer or amend the Offer as to any Shares not then paid for if any of the events described in Section 14 of the Offer to Purchase exists (to the extent permitted by the Merger Agreement).

     Company Action. The Merger Agreement states that the Board of Directors of Company (the "Company Board") and a special committee of the Company Board formed in accordance with Section 302A.673 of the MBCA (the "Special Committee") (each at a meeting duly called and held) (i) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Company and the Shareholders, (ii) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved to recommend acceptance of the Offer and approval of the Merger Agreement by the Shareholders.

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     Company's Board of Directors.  Pursuant to the Merger Agreement, promptly upon the purchase of the Shares by Purchaser pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, (i) Parent will be entitled, subject to compliance with
Section 14(f) of the Exchange Act, to designate such number of directors ("Parent's Designees"), rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board (and on each committee of the Company Board) equal to the product of (A) the total number of directors on the Company Board (and on each committee of the Company Board) (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by (B) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding at the time of Parent's designation (such product being the "Board Percentage"), and
(ii) Company will, upon request by Parent, promptly satisfy the Board Percentage by (A) increasing the size of the Company Board (and each committee of the Company Board) or (B) using its reasonable best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Company Board (and each committee of the Company Board), or both, and will use its best efforts to cause Parent's Designees promptly to be so elected, subject in all instances to compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Notwithstanding the foregoing, Parent and Purchaser have agreed to use their best efforts to assure that at all times prior to the time of the filing of the articles of merger with respect to the Merger with the Secretary of State of the State of Minnesota in accordance with the MBCA (with the time such articles are filed being referred to herein as the "Effective Time"), the Company Board will include two directors who were members of the Company Board on the date of the Merger Agreement and who are not employees of Company.

     The Merger. At the Effective Time, and in accordance with, and subject to, the terms and conditions of the Merger Agreement and the terms of the MBCA, Purchaser will be merged with and into Company, the separate corporate existence of Purchaser will thereupon cease, and Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). At the Effective Time, the Merger will have the other effects provided in the applicable provisions of the MBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers, immunities and franchises of Company and Purchaser will vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Company and Purchaser will become the debts, liabilities, obligations and duties of the Surviving Corporation.

     Conversion of Shares. At the Effective Time, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) Dissenting Shares (as defined below), and (ii) shares of Common Stock held of record by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Company immediately prior to the Effective Time) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the right to receive the Per Share Amount in cash (the "Merger Consideration"), without interest, prorated for fractional shares, if any. Any payment made pursuant to the Merger Agreement will be made net of applicable withholding taxes to the extent such withholding is required by law.

     At the Effective Time, each share of the Common Stock, par value $.0001 per share, of Purchaser ("Purchaser Common Stock"), that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for one fully paid and nonassessable share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"), which will constitute the only issued and outstanding shares of capital stock of the Surviving Corporation immediately after the Effective Time. From and after the Effective Time, each outstanding certificate theretofore representing shares of Purchaser Common Stock will be deemed for all purposes to evidence ownership and to represent the same number of shares of Surviving Corporation Common Stock.

     At the Effective Time, each share of Common Stock held of record by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and cease to exist, and no payment shall be made with respect thereto.

     Stock Options. Pursuant to the Merger Agreement, after the purchase of Shares by Purchaser pursuant to the Offer (provided the Minimum Condition has been satisfied) (the "Offer Completion") and prior to the Effective Time, Company will take all such actions as it is permitted or required to take under the terms of its

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stock option plans to cancel all outstanding options (collectively, the "Stock
Options" and individually, a "Stock Option") to purchase shares of Common Stock theretofore granted under any such employee or non-employee director stock option plan of Company and to pay, promptly, and in any event within five days, after the Offer Completion, in cancellation of each such Stock Option (whether or not such Stock Option is then exercisable) a cash amount equal to the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such Stock Option, multiplied by the number of shares of Common Stock then subject to such Stock Option (the "Stock Option Settlement Amount"), but subject to all required tax withholdings by Company. Each holder of a then-outstanding Stock Option that Company does not have a right to cancel pursuant to the terms of the applicable stock option plan, upon execution of a cancellation agreement (a "Stock Option Cancellation Agreement") with Company, which Company shall use reasonable efforts to obtain from each such holder prior to or promptly after the Offer Completion, shall have the right to receive in cancellation of such Stock Option (whether or not such Stock Option is then exercisable) a cash payment from Company promptly and in any event within five days after the later of the Offer Completion or the execution of a Stock Option Cancellation Agreement in an amount equal to the Stock Option Settlement Amount, without interest, but subject to all required tax withholdings by Company. Each Stock Option that is subject to a Stock Option Cancellation Agreement shall be canceled upon payment of the Stock Option Settlement Amount for such Stock Option. The Merger Agreement states that the Company Board or the committee appointed pursuant to Section 2 of the Funco, Inc. 1993 Stock Option Plan Amended and Restated Through July 31, 1998, has determined that a Potential Change in Control (as defined in such Stock Option Plan) has occurred for purposes of determining the Change in Control Price (as defined in such Stock Option Plan).

     Surviving Corporation. Pursuant to the Merger Agreement, the Articles of Incorporation of Company in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Surviving Corporation, until amended in accordance with the laws of the State of Minnesota and such Articles of Incorporation. In addition, the Bylaws of Purchaser in effect immediately prior to the Effective Time will be deemed, by virtue of the Merger and the Merger Agreement and without further action by the shareholders or directors of the Surviving Corporation or Purchaser, to be the Bylaws of the Surviving Corporation, until further amended in accordance with the laws of the State of Minnesota, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

     Pursuant to the Merger Agreement, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Articles of Incorporation and Bylaws of the Surviving Corporation, until the expiration of the term for which such director was elected and until his or her successor is elected and has qualified or as otherwise provided in the Articles of Incorporation or Bylaws of the Surviving Corporation. In addition, the officers of Purchaser immediately prior to the Effective Time will be the officers of the Surviving Corporation until their respective successors are chosen and have qualified or as otherwise provided in the Bylaws of the Surviving Corporation.

     Dissenters' Rights. The Merger Agreement states that Shares issued and outstanding immediately prior to the Effective Time, if any, which are held of record or beneficially owned by a Person who has properly exercised and preserved and perfected dissenters' rights with respect to such Shares pursuant to Sections 302A.471 and 302A.473 of the MBCA and has not withdrawn or lost such rights ("Dissenting Share(s)") will not be converted into or represent the right to receive the Merger Consideration for such Dissenting Shares, but instead will be treated in accordance with Sections 302A.471 and 302A.473 of the MBCA unless and until the Person effectively withdraws or loses the Person's right to payment under Section 302A.473 of the MBCA (through failure to preserve or protect the right or otherwise). If, after the Effective Time, any such Person effectively withdraws or loses such right (through failure to preserve or protect such right or otherwise), then each such Dissenting Share held of record or beneficially owned by such Person will thereupon be treated as if it had been converted into, at the Effective Time, the right to receive the Merger Consideration, without interest. Each Person holding of record or beneficially owning Dissenting Shares who becomes entitled, pursuant to Sections 302A.471 and 302A.473 of the MBCA, to payment of the fair value of the Dissenting Shares shall receive payment for the Shares (plus interest determined in accordance with Section 302A.473 of the MBCA, currently 5% per year, commencing five days after the Effective Time) from the Surviving Corporation and/or from The Bank of New York on behalf of the Surviving Corporation pursuant to Sections 302A.471 and 302A.473 of the MBCA. Furthermore, Company shall give Parent prompt notice upon receipt by Company at

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any time prior to the Effective Time of any notice of intent to demand the fair value of any Shares under Section 302A.473 of the MBCA and any withdrawal of any such notice of intent to demand fair value under Section 302A.473 of the MBCA. Company has agreed that it will not, except with the prior written consent of Parent, negotiate, voluntarily make any payment with respect to, or settle or offer to settle, any demand at any time prior to the Effective Time.

     Representations and Warranties of Company. Pursuant to the Merger Agreement, Company has made representations and warranties to Parent (as of April 26, 2000, unless otherwise expressly stated in the Merger Agreement) with respect to, among other things: (i) the organization, corporate powers and qualification to do business of Company and any subsidiary of Company; (ii) the capital structure of Company; (iii) the due authorization, execution, delivery and performance of the Merger Agreement; (iv) the enforceability of the Merger Agreement; (v) the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with any provision of the Articles of Incorporation or Bylaws of Company or any of its subsidiaries or, subject to certain specified exceptions, any law, statute, ordinance, rule, regulation, order, judgment, decree, permit, license, concession, franchise, contract, document or other instrument or obligation; (vi) the absence of required consents, approvals, orders, authorizations, registrations, declarations or filings; (vii) the accuracy of documents, and financial statements included in documents, filed and to be filed with the SEC; (viii) the absence of certain undisclosed liabilities, adverse changes or events; (ix) accounts receivable;
(x) inventories; (xi) taxes; (xii) rights to the use of properties and the absence of owned real property; (xiii) patents, trademarks, service marks, trade names, copyrights and other intellectual property; (xiv) certain contractual obligations; (xv) litigation involving Company; (xvi) compliance with environmental laws; (xvii) employee benefit plans; (xviii) compliance with laws;
(xix) permits, licenses, registrations and similar rights with respect to Company's business; (xx) the Year 2000 capabilities of Company's systems; (xxi) labor matters; (xxii) insurance; (xxiii) the receipt of an opinion from William Blair & Company, L.L.C. ("Blair"); (xxiv) the absence of ongoing discussions or negotiations, as of the date of the Merger Agreement, with any other party with respect to an Acquisition Proposal (as defined below); (xxv) voting requirements regarding approval of the Merger Agreement and the transactions contemplated thereby; (xxvi) the agreement of David R. Pomije to tender his Shares (but in no event more than 19.9% of all Shares, in the aggregate) pursuant to the Offer and to give an irrevocable proxy to Parent granting certain rights regarding the ability to vote his Shares (but in no event more than 19.9% of all Shares, in the aggregate) to the extent such Shares are not tendered in the Offer; (xxvii) this Schedule 14D-9 statement's compliance with the Exchange Act and applicable laws, rules and regulations; (xxviii) termination of that certain Agreement and Plan of Merger, dated as of March 31, 2000 (the "Original EB Merger Agreement"), as amended by an Amendment to Agreement and Plan of Merger, entered into as of April 20, 2000 (the "EB Merger Agreement Amendment" and, together with the Original EB Merger Agreement, sometimes referred to herein as the "EB Merger Agreement"), each by and among Company, Electronics Boutique Holdings Corp., a Delaware corporation ("Electronics Boutique"), and EB Acquisition Corporation, a Minnesota corporation and wholly owned subsidiary of Electronics Boutique ("EB Subsidiary"), in accordance with the terms of the EB Merger Agreement; and
(xxix) termination of that certain Shareholder Agreement, dated as of March 31, 2000, by and between Electronics Boutique and David R. Pomije (the "EB Shareholder Agreement"), in accordance with its terms.

     Representations and Warranties of Parent and Purchaser. Pursuant to the Merger Agreement, Parent and Purchaser have made representations and warranties, jointly and severally, to Company with respect to, among other things: (i) the organization, corporate powers and qualification to do business of Parent and Purchaser; (ii) the due authorization, execution, delivery and performance of the Merger Agreement; (iii) the enforceability of the Merger Agreement;
(iv) the absence of conflicts of the Merger Agreement and the transactions contemplated thereby with any provision of the Certificate of Incorporation or Articles of Incorporation, as applicable, or Bylaws of Parent or Purchaser or any law, statute, ordinance, rule, regulation, order, judgment, decree, permit, license, concession, franchise, contract, document or other instrument or obligation; (v) the accuracy of information furnished by Parent or Purchaser expressly for inclusion in documents to be filed by Company with the SEC pursuant to the Merger Agreement; (vi) litigation involving Parent and Purchaser; (vii) the availability of funds to consummate the transactions contemplated by the Merger Agreement; (viii) the lack of ownership, by Parent or any affiliate or associate of Parent, of capital stock of Company; and (ix) the Offer documents' compliance with the Exchange Act and applicable laws, rules and regulations.

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
     Interim Operations. Except as expressly contemplated by the Merger Agreement, during the period from April 26, 2000, and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Company has agreed as to itself and its subsidiaries (except to the extent that Parent shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and Taxes (as defined in the Merger Agreement) when due subject to good faith disputes over such debts or Taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization,
(ii) keep available the services of its present officers and key employees and
(iii) preserve its relationships with customers, suppliers, distributors, and others having business dealings with it.

     Notwithstanding the foregoing, except as expressly contemplated by the Merger Agreement, during the period from April 26, 2000, and continuing until the earlier of the termination of the Merger Agreement or the Effective Time, Company has agreed not to (and has agreed not to permit any of its subsidiaries to) do any of the following without the written consent of Parent:

          (i) accelerate, amend or change the period of exercisability of options or restricted stock granted under any Stock Plan (as defined in the Merger Agreement) or authorize cash payments in exchange for any options granted under any such Stock Plan, except as required by the terms of such Stock Plan or any related agreements in effect as of the date of the Merger Agreement;

          (ii) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or purchase or otherwise acquire, directly or indirectly, any shares of its capital stock, except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to such party;

          (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue, any such shares or other convertible securities, other than the issuance of shares of Common Stock pursuant to the exercise of options or warrants outstanding on the date of the Merger Agreement;

          (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or substantial portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for any such acquisitions involving aggregate consideration of not more than $50,000;

          (v) sell, lease, license or otherwise dispose of any of its material properties or assets, except for transactions in the ordinary course of business; provided, however, that in no event shall Company enter into any agreement, option or other arrangement (including, without limitation, any joint venture) involving the licensing of its name in any foreign country, except for transactions in the ordinary course of business;

          (vi) enter into any material agreement or other arrangement which would constitute a Material Contract (as defined in the Merger Agreement) if Company or any of its subsidiaries were a party thereto as of the date of the Merger Agreement, which agreements or other arrangements obligate Company to pay more than $50,000 thereunder, individually, or more than $100,000 in the aggregate; provided, however, Company shall not (and shall not permit any of its subsidiaries to) enter into any retail store leases without the prior written consent of Parent, such consent not to be unreasonably withheld;

          (vii) incur inventory other than in the ordinary course of business;

          (viii) (A) increase or agree to increase the compensation payable or to become payable to its directors, officers, employees or consultants, except for increases in salary or wages of employees in accordance with past practices, (B) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any consultants, employees, officers or directors, (C) enter into any collective bargaining agreement (other than as required by law or extensions to existing agreements in the ordinary course of business), or (D) establish, adopt, enter into or amend, in any manner materially adverse to

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
     Company or its subsidiaries, any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers, employees or consultants;

          (ix) amend or propose to amend its Articles of Incorporation or Bylaws;

          (x) incur any indebtedness for borrowed money other than intercompany indebtedness and indebtedness incurred in the ordinary course of business; provided, however, in no event shall Company or any of its subsidiaries incur any indebtedness for borrowed money in excess of $50,000 in the aggregate without the written consent of Parent;

          (xi) take any action that would or is reasonably likely to result in a breach of any covenant, agreement, representation or warranty in the Merger Agreement that is qualified as to materiality; or take any action that would or is reasonably likely to result in a breach of any covenant, agreement, representation or warranty set forth in the Merger Agreement that is not so qualified, which breach is reasonably likely to have a Company Material Adverse Effect (as defined in the Merger Agreement);

          (xii) make or rescind any material express or deemed election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax return for the taxable year ended March 28, 1999, except as may be required by applicable law;

          (xiii) settle any material litigation, such consent of Parent not to be unreasonably withheld; or

          (xiv) take, or agree in writing or otherwise to take, any of the foregoing actions.

     No Solicitation. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, Company has agreed that it will not and will not authorize or permit any of its officers, directors, employees, financial advisors, representatives or agents to (i) solicit, seek, initiate or encourage any inquiries or proposals that constitute, or would be reasonably likely to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets of Company and its subsidiaries, taken as whole (other than the sale of inventory or obsolete property in the ordinary course of business), sale of shares of its capital stock (including without limitation by way of a tender offer) or similar transaction involving such party or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement (any of the foregoing inquiries or proposals being referred to in the Merger Agreement as an "Acquisition Proposal"), (ii) engage in negotiations or discussions with any Person other than Parent or its affiliates (a "Third Party") concerning, or provide any nonpublic information to any Person relating to, any Acquisition Proposal, or (iii) agree to or recommend any Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement shall prevent Company or the Company Board or the Special Committee from
(A) furnishing nonpublic information to, or entering into discussions or negotiations with, any Person in connection with an unsolicited bona fide written Acquisition Proposal by such Person or modifying or withdrawing its recommendation with respect to the transactions contemplated in the Merger Agreement or recommending an unsolicited bona fide written Acquisition Proposal to the Shareholders, if and only to the extent that (1) the Company Board or the Special Committee believes in good faith (after consultation with its financial and legal advisors) that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the Shareholders than the transactions contemplated by the Merger Agreement, and the Company Board or the Special Committee determines in good faith after consultation with outside legal counsel that such action is required for the Company Board or the Special Committee to comply with its fiduciary duties to the Shareholders under applicable law and
(2) prior to furnishing such nonpublic information to, or entering into discussions or negotiations with, such Person, the Company Board or the Special Committee receives from such Person an executed confidentiality and standstill agreement with terms no less favorable to Company than those contained in the confidentiality agreement, dated April 21, 1999, between Babbage's and Company, as supplemented by the letter agreeement, dated April 7, 2000, by and among Parent, Babbage's and Company; or (B) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal. Company agreed not to release any Third Party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal, unless the Company Board or the Special Committee determines in good faith after consultation with outside legal counsel that such action is necessary for the Company Board or the Special Committee to comply with its fiduciary duties to the Shareholders under applicable law. Notwithstanding the foregoing, the Merger Agreement provides that Company need not refuse a request from any Person who has signed a standstill agreement with Company to make an Acquisition Proposal to the chief executive officer of Company or the Company Board if the Company Board or the Special Committee determines in good faith after consultation with outside legal counsel that such action is necessary for the Company Board or the Special Committee to comply with its fiduciary duties to Shareholders under applicable law.

     Pursuant to the Merger Agreement, Company agreed to notify Parent immediately after receipt by Company (or its advisors) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to its properties, books or records by any Person that informs Company that it is considering making, or has made, an Acquisition Proposal. Such notice must be made orally and in writing and must indicate in reasonable detail the terms and conditions of such proposal, inquiry or contact (including, without limitation, the identity of the Person making the Acquisition Proposal). Company also agreed to continue to keep Parent informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Pursuant to the Merger Agreement, neither the Company Board nor the Special Committee may withdraw, modify or change, or propose to withdraw, modify or change, in a manner adverse to Parent, the approval or recommendation by the Company Board or the Special Committee, as the case may be, of the Offer, the Merger Agreement or the Merger unless the Company Board or the Special Committee, as the case may be, determines, in the exercise of its fiduciary duties, that it is necessary to do so; provided, however, the preceding restriction does not prohibit Company from taking and disclosing to the Shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act.

     Inspection of Records; Access and Information; Cooperation and Notification. Pursuant to the Merger Agreement, subject to compliance with applicable law, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, Company has agreed to confer on a regular and frequent basis with one or more representatives of Parent to report on the general status of ongoing operations and litigation, and to promptly provide Parent or its counsel with copies of all filings made by Company with the SEC or with any court, administrative agency or commission or other governmental authority or instrumentality (each, a "Governmental Entity") in connection with the Merger Agreement, the Merger and the transactions contemplated thereby. In addition, each party has agreed to notify the other party of, and to use all commercially reasonable efforts to cure before the Closing Date (as defined in the Merger Agreement), any event, transaction or circumstance, as soon as practical after it becomes known to the notifying party, that causes or will cause any covenant or agreement of the notifying party under the Merger Agreement to be breached in any material respect or that renders or will render untrue in any material respect any representation or warranty of the notifying party contained in the Merger Agreement.

     Further, pursuant to the Merger Agreement, upon reasonable notice, Company has agreed to (and has agreed to cause its subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of Parent access, during normal business hours during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, to all its personnel, properties, books, contracts, commitments and records and, during such period, Company has agreed to, and has agreed to cause each of its subsidiaries to, furnish promptly to Parent all information concerning its business, properties and personnel as Parent may reasonably request, and Parent shall hold any of such information that is nonpublic in confidence (as described in the Merger Agreement). In connection with such access, Parent has agreed to act in a manner as not to unreasonably interfere with the operations of Company and its subsidiaries. In addition, pursuant to the Merger Agreement, Company has agreed to (and has agreed to cause its subsidiaries to) offer to the representatives of Parent access, during normal business hours during the period from the date of the Merger Agreement to the earlier of the Effective Time or the termination of the Merger Agreement, to all of Company's and its subsidiaries' current employees for purposes of conducting any analysis reasonably related to such employees' employment by Company or any of its subsidiaries and the prospect of such employees' continued employment by Parent, the Surviving Corporation, its subsidiaries or any other affiliate of Parent after the Effective Time; provided, however, that such access shall be subject to the prior consent of Company, such consent not to be unreasonably withheld and further provided, that a representative of Company shall be entitled to participate in any meetings with employees. In connection with such access, Parent has agreed to act in a manner as not to unreasonably interfere with the operations of Company and its subsidiaries.

     Employee Matters. Pursuant to the Merger Agreement, for a period of at least one year after the Offer Completion, Parent has agreed to (or will cause the Surviving Corporation, its subsidiaries or any other affiliate of Parent to) maintain welfare and pension benefit plans, programs and arrangements for the benefit of Persons who were employees of Company or any subsidiary of Company immediately prior to the Offer Completion for as long as they continue to be employees of Parent, the Surviving Corporation, its subsidiaries or any other affiliate of Parent, which plans, programs and arrangements are, in the aggregate, no less favorable than those provided by Company and any subsidiary of Company to those Persons (provided that the foregoing does not create any obligation regarding stock or stock-based compensation). After the Effective Time, for purposes of determining eligibility, vesting and entitlement to vacation and severance benefits for such Persons under any compensation, severance, welfare, pension, benefit or savings plan of Parent or any of its affiliates in which such Persons become eligible to participate, employment by Company or any subsidiary of Company will be credited as if such Persons had been employed by Parent or any affiliate of Parent.

     Directors' and Officers' Liability Insurance. Pursuant to the Merger Agreement, for a period from the Offer Completion until at least six years after the Effective Time, Parent has agreed to cause the Surviving Corporation to maintain in effect either (i) the current policy of directors' and officers' liability insurance maintained by Company (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events which occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement), or (ii) a runoff (i.e., "tail") policy or endorsement with respect to the current policy of directors' and officers' liability insurance covering claims asserted within six years after the Effective Time arising from facts or events which occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement); and such policies or endorsements will name as insureds thereunder all present and former directors and officers of Company or its subsidiary. Notwithstanding the foregoing, in the event the amount of the annual premium for the insurance coverage required pursuant to the foregoing exceeds 200% of the amount of the annual premiums paid as of the date of the Merger Agreement by Parent for such coverage or equivalent coverage, Parent shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to no more than 200% of the amount of the annual premiums paid as of the date of the Merger Agreement by Company for such coverage.

     Legal Conditions to the Merger.  The Merger Agreement provides as follows:

          (i) Company, Parent and Purchaser shall each use its reasonable best efforts to (A) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated by the Merger Agreement as promptly as practicable, (B) obtain from any Governmental Entity or any other third party any material consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Company or Parent or any of their subsidiaries in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement including, without limitation, the completion of the Offer and the Merger, and (C) as promptly as practicable and, with respect to the Offer, in any event within the time periods specified in the Merger Agreement, make all necessary filings, and thereafter make any other required submissions, with respect to the Merger Agreement, the Offer and the Merger required under (1) the Securities Act of 1933, as amended, and the Exchange Act, and any other applicable federal or state securities laws, (2) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any related governmental request thereunder, and (3) any other applicable law (provided that nothing stated in the Merger Agreement shall require Company to take or cause to be taken any action, or to do or cause to be done anything, which the Company Board, in the exercise of its fiduciary duties, determines, in good faith after consultation with its legal advisors, should not be taken or done). Company, Parent and Purchaser shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, consult with the non-filing party regarding additions, deletions or changes suggested by the non-filing party in connection therewith.

          (ii) Company and Parent agree, and shall cause each of their respective subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances required for completion of the Offer and the Closing (as defined in the Merger Agreement) (including compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests for information, and, to the extent not inconsistent with the fiduciary duties of their respective Board of Directors, to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the completion of the Offer, the consummation of the Merger or any other transactions contemplated by the Merger Agreement. Each of Company and Parent shall use reasonable efforts to make its initial filing under the HSR Act with the appropriate Governmental Entities within 10 business days after the date of the Merger Agreement. The parties to the Merger Agreement will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to the HSR Act, or any other federal, state or foreign antitrust or fair trade law. Company, Parent and Purchaser shall cooperate and work together in any proceedings or negotiations with any Governmental Entity relating to any of the foregoing.

          (iii) Each of Company and Parent shall give (or shall cause their respective subsidiaries to give) any notices to third parties related to or required in connection with the completion of the Offer and Merger, other than those notices, the failure of which to give is not reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect (as defined in the Merger Agreement), as applicable.

     Public Disclosure. Pursuant to the Merger Agreement, Company and Parent agreed to consult with each other before issuing, and to use reasonable efforts to agree upon, any press release or other public statement regarding any of the transactions contemplated by the Merger Agreement and agreed that they would not issue any such press release or public statement prior to such consultation; provided, however, the Merger Agreement does not prevent any party from making a public disclosure it believes in good faith, after consultation with its legal advisors, is legally required or required by any listing or trading agreement concerning its publicly traded securities.

     Other Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to the Merger Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (i) Parent shall have caused Purchaser to make the Offer, and Purchaser shall have purchased the Shares validly tendered and not withdrawn pursuant to the Offer, provided that this condition shall be deemed to have been satisfied with respect to the obligation of Parent and Purchaser to effect the Merger if Purchaser fails to accept tender of or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement;

          (ii) if so required by the MBCA, the Merger Agreement and the Merger shall have been approved in the manner required by the MBCA by the holders of a majority of the issued and outstanding Shares;

          (iii) any waiting period applicable to the purchase of the Shares under the HSR Act shall have expired or been terminated; and

          (iv) no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule or regulation which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (with respect to clauses (ii) through (v) below, by written notice by the terminating party to the other party), whether before or after approval of the Merger Agreement and the Merger by the Shareholders:

          (i) by mutual written consent of Company and Parent; or

          (ii) by either Company or Parent if the Offer Completion shall not have occurred by August 4, 2000 (the "Outside Date"); provided, however, that the right to terminate the Merger Agreement under this clause (ii) is not available to a party if such party's failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer Completion to occur on or before such date, and provided further that Parent may not so terminate the Merger Agreement under this clause (ii) unless the failure of the Offer Completion to occur prior to the Outside Date resulted from the failure of an Offer Condition to be satisfied; or

          (iii) by either Company or Parent if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger; or

          (iv) by Company or Parent, if (A) the Company Board or the Special Committee, in the exercise of its fiduciary duties, in good faith after consultation with its legal advisors, shall have withdrawn or modified, in any manner adverse to Parent as reasonably determined by Parent, its recommendation of the Merger Agreement, the Offer or the Merger prior to the Offer Completion; (B) the Company Board or the Special Committee, in the good faith exercise of its fiduciary duties, after consultation with its legal advisors, shall have recommended to the Shareholders an Alternative Transaction (as defined below) prior to the Offer Completion; provided, however, Company shall not terminate the Merger Agreement under this clause (B) and enter into a definitive agreement for such Alternative Transaction until the expiration of five business days following Parent's receipt of written notice advising Parent that Company has received a proposal for an Alternative Transaction, which notice shall specify the material terms and conditions of such proposal (including a copy thereof), identify the Person making such proposal and state whether Company intends to enter into a definitive agreement for such Alternative Transaction; and further provided Company shall have afforded a reasonable opportunity within such five business day period to Parent after delivering such notice to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company Board or the Special Committee to maintain its recommendation of the Merger Agreement, the Offer and the Merger to the Shareholders and enable Company to proceed with the Merger on such adjusted terms; (C) a tender offer or exchange offer for 35% or more of the outstanding shares of the Common Stock is commenced (other than by Parent or an affiliate of Parent) and the Company Board or the Special Committee recommends, prior to the Offer Completion, that the Shareholders tender their shares of Common Stock in such tender or exchange offer; or
     (D) the Offer expires or is terminated or withdrawn pursuant to its terms as a result of the failure of any of the Offer Conditions to be satisfied or waived prior to the Expiration Date (provided that neither Parent nor Purchaser may terminate the Merger Agreement under this clause (D) if such Offer Conditions are not satisfied as a result of a breach by Parent or Purchaser of obligations of Parent or Purchaser under the Merger Agreement); or

          (v) by Company or Parent at any time prior to the Offer Completion, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, which breach would impair the ability of the breaching party to consummate the transactions contemplated by the Merger Agreement or, if the breach is by Company, would have a Company Material Adverse Effect and which shall not have been cured within 15 days following receipt by the breaching party of written notice of such breach from the other party; provided, however, to the extent that any such representation, warranty, covenant or agreement of Company is qualified as to materiality, such representation, warranty, covenant or agreement by Company shall not be deemed to be so qualified for purposes of this clause (v).

     In the event of termination of the Merger Agreement under the foregoing clauses (i) through (v), the Merger Agreement shall immediately become void and there shall be no liability or obligation on the part of Company, Parent or their respective officers, directors, shareholders or affiliates, except as specifically set forth in the Merger Agreement; provided, however, that such termination shall not limit liability for a willful and material breach of the Merger Agreement; and further provided, that the provisions of the Merger Agreement relating to any termination fees and expenses shall remain in full force and effect and survive any termination of the Merger Agreement.

     As used in the Merger Agreement, an "Alternative Transaction" means either
(i) a transaction pursuant to which any Third Party acquires more than 35% of the outstanding shares of Common Stock pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Company pursuant to which any Third Party acquires more than 35% of the outstanding shares of Common Stock or of the entity surviving such merger or business combination, or (iii) any other transaction pursuant to which any Third Party acquires assets (including for this purpose the outstanding equity securities of subsidiaries of Company) of Company having a fair market value (as determined by the Company Board in good faith) equal to more than 35% of the fair market value of all the assets of Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

     Termination Fee. Pursuant to the Merger Agreement, Company has agreed to pay Parent a termination fee equal to $3,000,000.00, plus up to $500,000.00 for fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement (the "Termination Fee"), if the Merger Agreement is terminated:

          (i) pursuant to Sections 8.1(b) (clause (ii) above, under "Termination") or 8.1(d)(iv) (clause (iv)(D) above, under "Termination") of the Merger Agreement, if in either case a proposal for an Alternative Transaction involving Company shall have been made on or after April 26, 2000, and prior to the Offer Completion; provided, however, such termination occurs upon the failure to satisfy the Minimum Condition; or

          (ii) pursuant to Section 8.1(d)(i), (ii) or (iii) (clauses (iv)(A),
     (B) or (C) above, under "Termination") of the Merger Agreement; or

          (iii) pursuant to Section 8.1(e) (clause (v) above, under "Termination") of the Merger Agreement, but only if a proposal for an Alternative Transaction involving Company shall have been made prior to the Offer Completion and either a definitive agreement for an Alternative Transaction is entered into, or an Alternative Transaction is consummated, within 12 months after such termination.

     Expenses. Pursuant to the Merger Agreement, and subject to Parent's right to the Termination Fee, all fees and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, if the Merger is not consummated.

     Electronics Boutique Termination Fee. The Merger Agreement states that immediately after its execution and the execution of the Shareholder Agreement, Parent will wire transfer immediately available funds to a bank account designated by Company in an amount equal to the termination fee required to be paid by Company pursuant to the EB Merger Agreement (the "EB Termination Fee"), which funds shall be used by Company solely for such purpose. The Merger Agreement states that Company shall pay Parent an amount (the "Reimbursement Fee") equal to the EB Termination Fee in the event (i) a Termination Fee is paid or payable by Company to Parent pursuant to the terms of the Merger Agreement, or (ii) the Merger Agreement is terminated by Parent pursuant to
Section 8.1(e) of the Merger Agreement (clause (v) above, under "Termination"). In no event shall more than one Reimbursement Fee be payable under this provision of the Merger Agreement.

     Assignment. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder shall be assigned by any of the parties to the Merger Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, the Merger Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything in the Merger Agreement to the contrary, the direct parent of Purchaser may at any time prior to the Effective Time transfer all of the capital stock of Purchaser to Parent or to another wholly owned subsidiary of Parent, and Company hereby acknowledges and agrees that such transfer may be consummated at or before such time.

     Amendments. The Merger Agreement may be amended, modified or supplemented by the parties thereto, by action taken or authorized by their respective Board of Directors, at any time before or after approval of the matters presented in connection with the Merger by the Shareholders, but, after any such approval, no amendment, modification or supplement shall be made which decreases the amount, or changes the form, of Merger Consideration, or by law requires further approval by the Shareholders, in each case without further approval by the Shareholders. The Merger Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of the parties thereto.

SHAREHOLDER AGREEMENT WITH DAVID R. POMIJE

     Pursuant to the Shareholder Agreement, Mr. Pomije agreed to tender, pursuant to the Offer, all Shares then held of record by Mr. Pomije, or with respect to which Mr. Pomije is the Beneficial Owner (as defined in the Shareholder Agreement), as of the date of the commencement of the Offer, and any shares of Common Stock thereafter acquired by Mr. Pomije prior to the expiration of the Offer; provided, however, that such shares shall be limited to 19.9% of the outstanding shares of Common Stock in the aggregate. If for any reason the shares of Common Stock tendered by Mr. Pomije represent less than 19.9% of the issued and outstanding shares of Common Stock in the aggregate, Mr. Pomije also agreed to vote the shares of Common Stock then held of record by Mr. Pomije or with respect to which he is the Beneficial Owner (but not to exceed the amount by which 19.9% of the issued and outstanding shares of Common Stock exceeds the number of shares tendered by him in the Offer), and he has granted an irrevocable proxy to an officer of Parent to vote those shares of Common Stock in favor of the Merger at the Shareholders meeting contemplated in the Merger Agreement and against certain competing proposals and transactions. Mr. Pomije also waived any dissenters' rights to payment for his shares of Common Stock under the dissenters' rights provisions of the MBCA or rights to dissent from the Merger. The Shareholder Agreement terminates if either the Merger is completed or the Merger Agreement is terminated in accordance with its terms. A copy of the Shareholder Agreement is filed herewith as Exhibit 6 and is incorporated herein by reference. The foregoing summary of the Shareholder Agreement is qualified in its entirety by reference to the Shareholder Agreement.

LETTER AGREEMENT WITH GEORGE E. MILEUSNIC

     Pursuant to a Letter Agreement, dated March 5, 1999 (the "Mileusnic Agreement"), Company engaged the services of George E. Mileusnic, a director of Company, to be its principal contact in the Company Board's consideration of strategic alternatives. Under the Mileusnic Agreement, Company agreed to pay Mr. Mileusnic, in addition to his regular Company Board fees, $150 per hour for such additional duties and to reimburse him for his reasonable out-of-pocket expenses. The Mileusnic Agreement provided that such compensation and reimbursement is to be paid whether or not a transaction is completed. The Mileusnic Agreement was terminated on June 18, 1999. A copy of the Mileusnic Agreement is filed herewith as Exhibit 7 and is incorporated herein by reference. The foregoing summary of the Mileusnic Agreement is qualified in its entirety by reference to the Mileusnic Agreement.

INDEMNIFICATION RIGHTS CONTAINED IN COMPANY'S ARTICLES OF INCORPORATION AND
BYLAWS

     The Articles of Incorporation of Company, as amended and restated, provide that, to the fullest extent permitted by the MBCA (as in effect at the time such Articles of Incorporation took effect or as subsequently amended), a director of Company shall not be liable to Company or its shareholders for monetary damages for breach of such director's fiduciary duty as a director. The Bylaws of Company provide that a director shall not be liable to Company or its shareholders for dividends illegally declared, distributions illegally made to shareholders or any other action taken in good faith reliance upon financial statements of Company represented to such director to be correct by the chief executive officer of Company or the officer having charge of Company's books of account or certified by an independent or certified public accountant to fairly reflect the financial condition of Company, nor shall a director be liable if in good faith in determining the amount available for dividends or distribution the Company Board values the assets in a manner allowable under applicable law. Such Bylaws also provide that Company shall indemnify a person for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Section 302A.521 of the MBCA, as amended from time to time, or as permitted by other provisions of law. Pursuant to the Merger Agreement, the Articles of Incorporation of Company, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation. Pursuant to the Merger Agreement, the Bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation. The Merger Agreement provides that all rights to indemnification, expense advancement and exculpation existing in favor of any present or former director or officer of Company or any subsidiary of Company, as provided in the Articles of Incorporation, Bylaws or similar organizational documents of Company or any subsidiary of Company, on the date of the Merger Agreement, will survive the Merger for a period of six years after the Effective Time (or the final disposition of any claim made before the expiration of such six-year period) with respect to matters occurring at or prior to the Effective Time, and that Parent guarantees, effective from and after the Effective Time, all obligations of the Surviving Corporation and its subsidiaries in respect of indemnification and expense reimbursement.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE PURSUANT TO THE MERGER AGREEMENT

     The Merger Agreement provides that for a period from the completion of the Offer until at least six years after the Effective Time, Parent will cause the Surviving Corporation to maintain in effect either (i) the current policy of directors' and officers' liability insurance maintained by Company (provided that Parent or the Surviving Corporation may substitute policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the insured parties thereunder) with respect to claims arising from facts or events which occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement), or (ii) a runoff (i.e., "tail") policy or endorsement with respect to the current policy of directors' and officers' liability insurance covering claims asserted within six years after the Effective Time arising from facts or events which occurred at or before the Effective Time (including consummation of the transactions contemplated by the Merger Agreement); and such policies or endorsements will name as insureds thereunder all present and former directors and officers of Company or its subsidiary. Notwithstanding the foregoing, in the event the amount of the annual premium for such insurance coverage exceeds 200% of the amount of the annual premiums paid, as of the date of the Merger Agreement, by Parent for such coverage or equivalent coverage, Parent shall use all reasonable efforts to maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to no more than 200% of the amount of the annual premiums paid as of the date of the Merger Agreement by Company for such coverage. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto.

LETTER AGREEMENTS REGARDING CONFIDENTIALITY

     Pursuant to a Letter Agreement, dated April 21, 1999 (the "Original Confidentiality Agreement"), Company agreed to furnish certain information to Babbage's to allow Babbage's to consider a possible transaction with Company, and Babbage's agreed to keep such information confidential. Pursuant to the Original Confidentiality Agreement, Babbage's agreed that, for a period of two years from the date thereof and subject to certain conditions, without Company's authorization, Babbage's (and any person acting in concert with Babbage's) would refrain from taking certain actions with respect to a transaction with Company or taking control of Company. Pursuant to the Original Confidentiality Agreement, Babbage's agreed that, for a period of two years from the date thereof and subject to certain conditions, Babbage's (and certain of its affiliates) would refrain from taking certain actions with respect to the employees of Company, including influencing any such employee to leave the employ of Company. Company, Parent and Babbage's executed a Letter Agreement, dated April 7, 2000 (the "Supplemental Confidentiality Agreement" and, together with the Original Confidentiality Agreement, the "Confidentiality Agreement"), pursuant to which Parent and Babbage's agreed that certain restrictions on each such company's actions regarding Company's employees would remain in effect from the date of the Original Confidentiality Agreement through March 31, 2002. Pursuant to the Supplemental Confidentiality Agreement, Parent also agreed to be bound by the Confidentiality Agreement as if it were Babbage's and that all obligations of Babbage's in the Original Confidentiality Agreement shall be deemed to be joint and several obligations of Parent and Babbage's. Pursuant to the Merger Agreement, Company, Parent and Purchaser agreed that the Confidentiality Agreement shall remain in full force and effect until the Effective Time, without modification, except that the Confidentiality Agreement was deemed to have been dated and restated as of the date of the Merger Agreement, and all obligations contained in the Confidentiality Agreement that extend for two years from and after the date of the Confidentiality Agreement were deemed to extend for two years from the date of the Merger Agreement. A copy of the Original Confidentiality Agreement is filed herewith as Exhibit 8 and is incorporated herein by reference. A copy of the Supplemental Confidentiality Agreement is filed herewith as Exhibit 9 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement.

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
ITEM 4. THE SOLICITATION OR RECOMMENDATION

THE COMPANY BOARD'S RECOMMENDATION

     At a meeting of the Special Committee, held on May 4, 2000, the Special Committee unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Special Committee unanimously resolved to recommend that the Shareholders accept the Offer and approve the Merger Agreement and determined that the Offer, the Merger and the Merger Agreement were fair to and in the best interests of Company and the Shareholders.

     At a meeting of the Company Board, held on May 4, 2000, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company Board unanimously resolved to recommend that the Shareholders accept the Offer and approve the Merger Agreement and the Merger and determined that the Offer, the Merger and the Merger Agreement were fair to and in the best interests of Company and the Shareholders.

     A letter to Company's shareholders communicating the Company Board's recommendation regarding the Offer, the Merger and the Merger Agreement is filed herewith as Exhibit 10 and is incorporated herein by reference.

BACKGROUND FOR THE COMPANY BOARD'S RECOMMENDATION

     In August 1998, representatives of Babbage's, then owned by an affiliate of Parent, contacted Blair about the possibility of a potential financing for Babbage's, which financing Babbage's later chose not to pursue. At the suggestion of Blair, however, representatives of Babbage's and Company had informal discussions concerning a potential business combination. These discussions did not result in any proposals or offers being made.

     In early 1999, Company management and the Company Board held internal discussions to consider pursuing new strategies for maximizing shareholder value. Company management, including Mr. Pomije, Company's chairman and chief executive officer, and Stanley A. Bodine, Company's president and chief operating officer, believed that the interactive entertainment retailing industry was becoming increasingly competitive because of a number of factors, including, without limitation, (a) the recent entry by several large, well-capitalized store-based retailers into direct competition with Company,
(b) emerging competition from diversified Internet-based retailers, (c) the increasing emphasis by the primary video game hardware and software manufacturers on selling their products directly to consumers and reducing their reliance on retailers like Company, (d) the development and growing popularity of video games that consumers may access or download directly from the Internet and (e) the limited leverage that smaller companies have with vendors to secure sufficient quantities of new, popular video games and hardware to meet consumer demand.

     In consultation with Company management, the Company Board determined to explore various possible business transactions, including a potential sale of Company. On March 5, 1999, Company retained Blair to serve as its financial advisor. After consulting with Blair, Company decided that the optimal way to maximize shareholder value was to pursue a possible sale of Company. In March and April 1999, Company and Blair jointly prepared a descriptive memorandum to be provided to potential acquirors. The memorandum discussed Company and its operations, financial performance and prospects in detail. Concurrently with the preparation of the memorandum, Blair and Company identified 35 potential acquirors of Company, including both strategic buyers that were participants in, or likely to be interested in entering, the interactive entertainment retailing industry, and financial buyers that would likely view acquiring Company as an attractive investment.

     At Company's direction, Blair contacted each of the 35 potential acquirors in April 1999 to ascertain its level of interest in pursuing a transaction with Company. Fifteen of the potential acquirors, including Electronics Boutique and Babbage's, expressed an interest in exploring a transaction with Company. In mid-April 1999, Company entered into confidentiality agreements with those 15 parties and provided each of them with a copy of the descriptive memorandum and a letter setting forth bidding requirements and a deadline for the submission of written preliminary indications of interest in Company.

     In May 1999, Company received preliminary indications of interest from 5 of the 15 parties that had received the descriptive memorandum, including three strategic buyers, one of which was Electronics Boutique, and two financial buyers. Babbage's did not submit a preliminary indication of interest. The preliminary indications of interest contemplated acquisitions of Company at valuations ranging from $16.50 to $27.00 per Share and consideration to Shareholders of all cash, all stock or a combination of cash and stock. On May 19, 1999, the Company Board reviewed the indications of interest that the five potential acquirors had submitted and authorized Company to invite the three potential acquirors that indicated interest at the highest valuations, including Electronics Boutique, to participate in a due diligence review of Company.

     Each of the three potential acquirors that were invited to Company met separately in late May 1999 and early June 1999 with Company management and reviewed confidential due diligence materials in Minneapolis, Minnesota. Following such meetings, Company requested that each of the three parties submit a formal acquisition proposal and include in such proposal their comments on a draft acquisition agreement provided by Company. On June 16, 1999, one potential acquiror, which was a private investment fund (the "Financial Company"), submitted a formal written proposal in response to Company's request. The other two parties declined to submit formal proposals.

     The Financial Company proposed acquiring Company through a recapitalization under which Shareholders would receive $24.00 per Share in cash. The proposal contemplated a financing condition under which the Financial Company would have the right to terminate the definitive acquisition agreement if it was unable to obtain sufficient financing to complete the transaction. The proposal also contemplated that a very substantial portion of the equity interests of certain members of Company management in Company would become equity interests in the recapitalized entity and would not be sold for cash.

     The Company Board met on June 18, 1999 with Blair, Moss & Barnett, A Professional Association, Company's outside counsel, and Faegre & Benson LLP ("Faegre & Benson"), a law firm retained by Company in connection with the sale process, to consider the Financial Company's proposal. Blair reviewed the financial terms of the proposal with the Company Board. Faegre & Benson reviewed the fiduciary duties of directors in connection with the proposal. Because the proposal contemplated management participation with the Financial Company in the acquisition of Company, the Company Board appointed a special committee of independent directors to consider the potential transaction, and the special committee met on June 18, 1999, following the meeting of the Company Board.
Mr. Mileusnic and Patrick Ferrell, the two independent directors on the Company Board, comprised the special committee. Mr. Pomije and Mr. Bodine informed the special committee that they were willing to participate on a limited basis with the Financial Company in the proposed acquisition, but were unwilling to participate at the level proposed by the Financial Company. After further consideration of the Financial Company's proposal, the special committee authorized Blair to contact the Financial Company to attempt to negotiate a higher price for the Shares and to attempt to convince the Financial Company to proceed with management participation at the lesser levels proposed by Mr. Pomije and Mr. Bodine. The special committee informed Blair that its strong preference was that the transaction contain no financing condition and requested that Blair try to convince the Financial Company to provide comments on Company's draft acquisition agreement so that the committee could fully evaluate the proposal in context.

     On behalf of Company, Blair contacted the Financial Company on June 21, 1999 and requested an increase in the proposed transaction price, removal of the financing condition and its comments on the draft acquisition agreement and informed the Financial Company of the discussions at the June 18, 1999 Company Board meeting and Special Committee meeting to the effect that there was a better chance of management's agreeing to participate with the Financial Company in the transaction if the Financial Company agreed to complete the transaction even if management participated at a lesser level. On June 23, 1999, the Financial Company submitted a supplemental written proposal offering no increase over the $24.00 per Share price and requiring the same level of management participation as its prior proposal contemplated. The supplemental proposal also continued to contain a financing condition. The Financial Company also submitted its counsel's proposed extensive revision of the draft acquisition agreement.

     On June 25, 1999, the special committee met to consider the Financial Company's supplemental proposal and its markup of the draft agreement. The special committee expressed concern that the proposal continued to contain a financing condition and found unacceptable several of the changes that the Financial Company made to the draft acquisition agreement. The special committee also expressed concern about whether the transaction could be completed because key members of Company management desired substantially less participation in the company surviving the acquisition than the Financial Company proposed. The special committee determined to continue to pursue negotiations with the Financial Company if the Financial Company and Company management reached agreement upon the level of management's participation in the company surviving the acquisition. The Financial Company and management did not reach agreement on a mutually acceptable level of participation, none of the key disputed terms of the proposed transaction, including the financing condition, were resolved, the Financial Company did not attempt to continue the negotiations and discussions between the parties ended in late June 1999.

     After negotiations with the Financial Company ended, Blair and Company, at the direction of the Company Board, engaged in informal discussions with Electronics Boutique and one other potential strategic buyer in the second half of 1999 concerning a potential acquisition of Company or other strategic alliance with Company. While Company and the other potential strategic buyer considered a variety of possible strategic alliances in which Company was interested, Company did not receive any proposals from that potential strategic buyer with respect to any of such strategic alliances or any other proposed transaction. Company was not contacted by Babbage's or Parent concerning a potential acquisition of Company or other strategic alliance with Company during the second half of 1999.

     During the fourth calendar quarter of 1999, Company experienced lower comparable store sales as compared to the holiday season of 1998 because of, among other reasons, industry-wide shortages of certain high demand products, a general lack of big hit software title releases for Nintendo 64 and PlayStation game consoles and price reductions on PlayStation and Nintendo 64 hardware. After the close of trading on December 21, 1999, Company announced that it would not meet research analysts' consensus revenue or earnings estimates for the quarter ending January 2, 2000. Company also stated that it expected earnings to be significantly lower than the then-current research analysts' consensus estimates for both the full fiscal year ending April 2, 2000 and fiscal year 2001. Company's stock price declined 38.5% from $18.50, the closing price on December 21, 1999, to $11.375, the closing price on December 22, 1999.

     Meanwhile, the ongoing informal discussions between Company and Electronics Boutique continued in late 1999 and into 2000. On January 25, 2000, Electronics Boutique, through Prudential Securities Incorporated ("Prudential"), its financial advisor, made a verbal proposal to acquire Company for $16.50 per Share in cash. Company authorized Blair to continue discussions with Electronics Boutique and determine if Electronics Boutique would be willing to make a proposal in which one-half of the consideration to Shareholders would be common stock of Electronics Boutique, which would have resulted in tax-free treatment for the stock portion of the consideration held by those Shareholders who would otherwise have taxable gains in the event of a sale. On February 9, 2000, Company received a written proposal from Electronics Boutique to acquire Company under which the consideration to Shareholders would be $16.25 per Share in cash or, at the option of Shareholders if they elected in the aggregate to receive more than 50% of the total purchase price for all outstanding Shares in Electronics Boutique common stock, $15.50 per Share in Electronics Boutique common stock, provided that Electronics Boutique would not issue more than 3,450,000 shares of Electronics Boutique common stock. Blair calculated that Electronics Boutique's new proposal implied a value of $15.875 per Share on a blended basis.

     The Company Board believed, based upon the combined cash and stock proposal, that Electronics Boutique was willing to pay a significantly higher price for an all-cash purchase transaction than for a combined cash and stock transaction. Company authorized Blair to continue negotiations with Electronics Boutique in order to maximize an all-cash proposal from Electronics Boutique and to contact other potential acquirors to determine their level of interest in acquiring Company and the price that they might be willing to pay for Company. On February 18, 2000, Electronics Boutique, through an oral proposal communicated from Prudential to Blair, offered to acquire Company for $17.00 per Share in cash. Following further negotiations, Electronics Boutique submitted a written proposal on February 22, 2000 to acquire Company for $17.50 per Share in cash. The proposal represented a 68.7% premium to Company's February 22, 2000 closing price of $10.375 and did not contain a financing condition. Electronics Boutique also requested that Company grant it the exclusive right to negotiate with Company for 60 days.

     Meanwhile, on February 17 and 18, 2000, at the direction of the Company Board, Blair contacted seven of the parties who had expressed interest in a transaction during the 1999 auction process described above (including the Financial Company and Babbage's) as well as three additional strategic buyers that Company and

Blair determined might have an interest in acquiring Company. On February 21, 2000, Blair offered each of these parties additional information regarding Company, including updated financial projections, advised them that there was a competitive process occurring to acquire Company and invited them to submit a non-binding indication of interest to acquire Company by February 25, 2000. Six parties requested such additional information. The Financial Company indicated that it was not interested in pursuing a transaction. Blair received a written indication of interest on February 25, 2000 from Babbage's, which is now a subsidiary of Parent, one of the six parties that had requested additional information. The Babbage's indication of interest contemplated an all-cash transaction in the range of $80 to $90 million (or approximately $13.00-$14.50 per Share on a fully diluted basis) and represented a considerable discount to Electronics Boutique's offer of $17.50 per Share. The other five parties who requested information declined to submit a proposal.

     On February 28, 2000, the Company Board met to discuss Electronics Boutique's February 22, 2000 proposal to acquire Company for $17.50 per Share and the results of Blair's contacts with other potential acquirors, including the fact that Babbage's continued to express an interest in acquiring Company. Faegre & Benson reviewed with the Company Board certain terms of Electronics Boutique's proposal and the Company Board's fiduciary duties in evaluating the proposal. Blair reviewed the financial and other terms of Electronics Boutique's proposal with the Company Board and discussed the lack of interest of other potential acquirors (except Babbage's) in Company and the fact that the only indication that it received in connection with its February 2000 contacts (i.e., the indication of interest from Babbage's) was at a price significantly lower than Electronics Boutique's proposal. The Company Board authorized officers of Company and Company's advisors to pursue a transaction with Electronics Boutique on the basis of Electronics Boutique's proposal and to negotiate an exclusivity agreement with Electronics Boutique of the nature requested by Electronics Boutique under which Electronics Boutique would have the exclusive right (for a more limited period than the 60-day period proposed by Electronics Boutique) to conduct due diligence and negotiate with Company in connection with the transaction.

     Electronics Boutique and Company agreed upon a 30-day exclusivity period (subject to Company's right, if deemed necessary in the exercise of its fiduciary duties, to have discussions and negotiations with third parties making unsolicited proposals) and, on March 2, 2000, entered into an exclusivity agreement. Following the execution of such exclusivity agreement and continuing through the end of March 2000, representatives of Electronics Boutique, its legal and financial advisors and its independent accountants conducted further due diligence on Company, including reviewing the data room materials. Members of Electronics Boutique's management team also met with Company management to discuss Company's financial performance and operations. During the 30-day exclusivity period, Company received no acquisition inquiries or other communications from Babbage's, Parent or any other potential acquiror, including the other potential acquirors contacted by Blair in February 2000.

     The Company Board met on March 22, 2000, to discuss the status of Company's negotiations with Electronics Boutique. Blair analyzed the proposed transaction assuming a $17.50 per Share price. The draft of the Original Merger Agreement received from counsel to Electronics Boutique and EB Subsidiary was distributed and that draft, together with the changes that had been negotiated by Faegre & Benson and counsel to Electronics Boutique and EB Subsidiary, was reviewed by Faegre & Benson with the Company Board and the major outstanding issues and the fiduciary duties of the directors were discussed. The draft provided for an all-cash tender offer followed by a cash merger. The Company Board authorized management and the Company's advisors to continue negotiations on the outstanding issues. The Special Committee, consisting of all independent directors on the Company Board for purposes of Section 302A.673 of the MBCA, was appointed to consider whether to approve the Original EB Merger Agreement, the tender offer and the merger contemplated by the Original EB Merger Agreement and related matters.

     Between March 23, 2000 and March 31, 2000, representatives of Faegre & Benson and counsel to Electronics Boutique and EB Subsidiary continued their negotiation of the Original EB Merger Agreement and Electronics Boutique continued its due diligence review of Company.

     On March 31, 2000, the Company Board met again. Members of Company's management, Blair and Faegre & Benson updated the Company Board on the status of negotiations, including Electronics Boutique's acceptance of a $3 million termination fee plus up to $500,000 in expenses in lieu of the $4 million termination fee that Electronics Boutique had initially requested and the proposed resolution of the remaining issues regarding the Original EB Merger Agreement. Faegre & Benson reviewed with the Company Board the other provisions of the most recent draft of the Original EB Merger Agreement that had previously been distributed to the members of the Company Board. Blair made a presentation to the Company Board describing the financial aspects of the proposed transaction and rendered to the Company Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated March 31, 2000) as to the fairness, from a financial point of view, of the $17.50 per Share cash consideration to be received in the tender offer and the merger contemplated by the Original EB Merger Agreement by the holders of Shares (other than Electronics Boutique and its wholly owned subsidiaries and persons who properly exercised, preserved and perfected dissenters' rights under the MBCA). The Special Committee unanimously approved the Original EB Merger Agreement and the tender offer and the merger contemplated by the Original EB Merger Agreement. Immediately thereafter, the Company Board unanimously approved the Original EB Merger Agreement and the tender offer and the merger contemplated by the Original EB Merger Agreement and determined that the Original EB Merger Agreement and the terms of the tender offer and the merger contemplated by the Original EB Merger Agreement were fair to and in the best interests of Company and the Shareholders.

     After the Company Board meeting and at Electronics Boutique's request, each of Company's four executive officers (Messrs. Pomije and Bodine, Jeffrey R. Gatesmith and Robert M. Hiben) and Company entered into an amendment of such officer's employment agreement under which, among other things, Company agreed to pay, within five business days after the completion of Electronics Boutique's tender offer, certain amounts owing to such executive under such employment agreement as if a change in control of Company had occurred and such executive had been terminated without cause in exchange for certain agreements by each executive, including the agreement to abide by certain restrictive covenants. The amendments had no effect unless Electronics Boutique's tender offer was completed. On March 31, 2000, the parties signed the Original EB Merger Agreement.

     On April 3, 2000, Electronics Boutique and Company publicly announced that they had entered into the Original EB Merger Agreement. Later that day, Richard Fontaine, chief executive officer of Babbage's, and Daniel DeMatteo, president and chief operating officer of Babbage's, separately contacted Mr. Pomije concerning Babbage's interest in acquiring Company. Mr. Fontaine then contacted Blair and informed Blair that Babbage's was interested in making a competing proposal to acquire Company.

     On April 5, 2000, Babbage's sent an unsolicited, non-binding letter to Mr. Pomije by facsimile stating that Babbage's was prepared to offer the sum of $135 million for Company (which was approximately $21.00 per Share on a fully diluted basis), subject to the necessary regulatory approvals and only to the negotiation of an acceptable agreement between the parties, and to pay the purchase price entirely in cash or, at Company's option, any combination of cash and stock in Parent.

     On April 6, 2000, Company publicly announced the Babbage's proposal and held a Company Board meeting concerning the proposal. Faegre & Benson reviewed the non-solicitation provisions of the Original EB Merger Agreement and the Company Board's fiduciary duties, and Blair discussed the financial capacity of Parent to consummate a $135 million acquisition. The directors discussed their views that the Babbage's proposal was a serious, bona fide proposal. After further discussion, the Company Board determined that the conditions set forth in the Original EB Merger Agreement to entering into discussions with Babbage's regarding an "acquisition proposal" (as defined in the Original EB Merger Agreement) were satisfied and authorized management to enter into the Supplemental Confidentiality Agreement with Parent and Babbage's as required under the terms of the Original EB Merger Agreement and to commence discussions concerning Babbage's proposal following the signing of the Supplemental Confidentiality Agreement.

     On April 7, 2000, the Company Board again met to discuss the Babbage's proposal, and the Company Board, after considering the recent, and possible future, volatility of Parent's stock, the unpredictability of the stock market, the certainty of cash and the increased difficulty and uncertainty of negotiating and completing a part-cash and part-stock transaction, instructed its advisors to inform Babbage's advisors of Company's preference for an all-cash transaction. On the same day, Babbage's and Parent signed the Supplemental Confidentiality Agreement, and Faegre & Benson commenced discussions with Robinson Silverman Pearce Aronsohn & Berman LLP ("Robinson Silverman"), legal counsel to Babbage's and Parent.

     On April 10, 2000, representatives of Parent and Babbage's began meeting with Company management and began their review of Company due diligence materials in Minneapolis, Minnesota.

     On April 11, 2000, Faegre & Benson received a draft merger agreement from Robinson Silverman providing for the acquisition of Company by Parent in accordance with the terms of Babbage's April 5 letter, and Faegre & Benson and Robinson Silverman, on April 12, 2000, negotiated concerning the draft merger agreement and a binding agreement by Parent to enter into a merger agreement at such time as Company was permitted to do so under the terms of the Original EB Merger Agreement. Such binding agreement was to be made pursuant to a letter from Parent addressed to Company in which, among other things, Parent would unconditionally commit to (i) enter into an agreement and plan of merger with Company that, except for changes to the named parties and a per Share purchase price of $21.00 rather than $17.50, would be substantially identical to the Original EB Merger Agreement and a shareholder agreement with Mr. Pomije that, except for changes to the named parties, would be substantially identical to the EB Shareholder Agreement and (ii) pay Company an amount equal to the termination fee payable under the Original EB Merger Agreement if Company terminated the Original EB Merger Agreement and entered into the merger agreement with Parent that Parent committed to sign.

     On April 12, 2000, the Company Board determined that if Parent executed the proposed commitment letter, Company would give Electronics Boutique the five business days' notice required by the Original EB Merger Agreement of Company's intent to enter into a merger agreement with Parent at the $21.00 per Share price. Parent executed the commitment letter, dated April 12, 2000, and provided it to Company, together with the forms of the agreement and plan of merger and shareholder agreement that Parent committed to sign. The commitment letter provided that unless Company and Mr. Pomije, by April 21, 2000, entered into such agreement and plan of merger and shareholder agreement, respectively, with Parent, Parent would have no further obligations to Company.

     After receiving Parent's executed commitment letter on April 12, 2000, Company gave written notice to Electronics Boutique, dated April 12, 2000, notifying Electronics Boutique pursuant to the Original EB Merger Agreement that Company had received a proposal from Parent for an "alternative transaction" (as defined in the Original EB Merger Agreement) and that Company intended to enter into a definitive agreement for such alternative transaction after the expiration of five business days following Electronics Boutique's receipt of such letter and enclosing a copy of Parent's April 12 letter and forms of its proposed agreement and plan of merger and shareholder agreement. Electronics Boutique, EB Subsidiary and Company entered into two letter agreements, each dated April 12, 2000, one extending the deadline for commencement of Electronics Boutique's tender offer and the parties' initial filings under the HSR Act until April 19, 2000, and the other confirming that such five-business day period would expire on April 19, 2000.

     Company issued a press release on April 13, 2000, announcing Company's receipt of the commitment letter from Parent and Company's notice to Electronics Boutique of its intent to enter into a definitive agreement with Parent.

     On April 19, 2000, Electronics Boutique sent a letter to Company stating that Electronics Boutique and EB Subsidiary proposed an adjustment to the Original EB Merger Agreement to the effect that the per Share price would be increased to $21.00 per Share, the same per Share price that Parent had proposed.

     On April 20, 2000, Company issued a press release announcing Company's receipt of the April 19 letter from Electronics Boutique, and Faegre & Benson and counsel to Electronics Boutique and EB Subsidiary negotiated the language of the EB Merger Agreement Amendment for consideration by the Company Board. Later that day, the Company Board and the Special Committee met to consider Electronics Boutique's proposal and the EB Merger Agreement Amendment. Members of Company management reported to the Company Board on Company's financial performance for the fiscal year ended April 2, 2000 and its performance to date and prospects in fiscal year 2001. Blair made a presentation to the Company Board describing the financial aspects of Electronics Boutique's April 19 proposal and communicated to the Company Board Prudential's affirmation to Blair of Electronics Boutique's ability to finance the increased per Share price. Blair also rendered to the Company Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion, dated April 20, 2000) as to the fairness, from a financial point of view, of the $21.00 per Share cash consideration to be received in the tender offer and the merger contemplated by the EB Merger Agreement Amendment by the holders of Shares (other than Electronics Boutique and its wholly owned subsidiaries and persons who properly exercised, preserved and perfected dissenters' rights under the MBCA). After Blair's presentation, Faegre & Benson reviewed the directors' fiduciary duties under applicable law, terms of the Original EB Merger Agreement and terms of the EB Merger Agreement Amendment. The Special Committee then unanimously approved the EB Merger Agreement Amendment and maintained its recommendation that the Shareholders approve the tender offer and the merger contemplated by the EB Merger Agreement and approve the Original EB Merger Agreement, as amended by the EB Merger Agreement Amendment, and its determination that the tender offer and the merger contemplated by the EB Merger Agreement, after giving effect to the EB Merger Agreement Amendment, and the Original EB Merger Agreement, as amended by the EB Merger Agreement Amendment, remained fair to and in the best interests of Company and the Shareholders. Immediately thereafter, the Company Board unanimously approved the EB Merger Agreement Amendment and maintained its recommendation that the Shareholders approve the tender offer and the merger contemplated by the EB Merger Agreement and approve the Original EB Merger Agreement, as amended by the EB Merger Agreement Amendment, and its determination that the terms of the tender offer and the merger, after giving effect to the EB Merger Agreement Amendment, and the Original EB Merger Agreement, as amended by the EB Merger Agreement Amendment, remained fair to and in the best interests of Company and the Shareholders.

     On April 20, 2000, Electronics Boutique, EB Subsidiary and Company signed the EB Merger Agreement Amendment. On April 21, 2000, Company publicly announced the EB Merger Agreement Amendment.

     On April 25, 2000, Robinson Silverman informed Faegre & Benson that Parent intended to offer to acquire Company for approximately $160 million. Later that day, Parent sent a letter to the Company Board stating that Parent proposed to acquire Company for $24.75 per Share in cash (which is approximately $161.5 million in the aggregate) and that Parent's proposal would be submitted to Company by April 26, 2000 as a binding offer accompanied by a proposed agreement and plan of merger. On April 25, 2000, the Company Board met concerning Parent's proposal. Faegre & Benson reviewed the non-solicitation provisions of the EB Merger Agreement and the Company Board's fiduciary duties. Blair then discussed the financial capacity of Parent to consummate an acquisition at the new proposed price. The directors discussed their views that Parent's proposal was a serious, bona fide proposal. After further discussion, the Company Board concluded that the conditions set forth in the EB Merger Agreement to entering into discussions with Parent regarding an "acquisition proposal" (as defined in the EB Merger Agreement) were satisfied and authorized management and its advisors to commence discussions with Parent concerning its new proposal. Faegre & Benson and Robinson Silverman then negotiated concerning a draft of the Merger Agreement and a binding agreement by Parent to enter into the Merger Agreement at such time as Company was permitted to do so under the terms of the EB Merger Agreement. Such binding agreement was to be made pursuant to a letter from Parent addressed to Company in which, among other things, Parent unconditionally committed to (i) enter into the Merger Agreement with Company that, except for changes to the named parties, a per Share price of $24.75 rather than $21.00 and changes to the timing of the commencement of the tender offer and the HSR filings, was substantially identical to the EB Merger Agreement, and the Shareholder Agreement with Mr. Pomije, which, except for changes to the named parties, was substantially identical to the EB Shareholder Agreement and
(ii) pay Company an amount equal to the termination fee payable pursuant to the EB Merger Agreement if Company terminated the EB Merger Agreement and entered into the Merger Agreement.

     On April 26, 2000, Company publicly announced Parent's $24.75 per Share proposal. That same day, the Company Board determined that if Parent executed the proposed commitment letter, Company would give Electronics Boutique the five business days' notice required by the EB Merger Agreement of Company's intent to enter into the Merger Agreement with Parent at the $24.75 per Share price. Parent executed the commitment letter, dated April 26, 2000, and provided it to Company, together with the forms of Merger Agreement and Shareholder Agreement. The commitment letter provided that unless Company and Mr. Pomije, by May 5, 2000, entered into the Merger Agreement and the Shareholder Agreement, respectively, with Parent, Parent would have no further obligations to Company.

     After receiving Parent's executed commitment letter, Company sent a letter to Electronics Boutique, dated April 26, 2000, notifying Electronics Boutique pursuant to the EB Merger Agreement that Company had received a proposal from Parent for an "alternative transaction" (as defined in the EB Merger Agreement) and that Company intended to enter into a definitive agreement for such alternative transaction after the expiration of five business days following Electronics Boutique's receipt of such letter and enclosing a copy of Parent's April 26 letter and the forms of the Merger Agreement and the Shareholder Agreement.

     Company issued a press release on April 27, 2000, announcing Company's receipt of the commitment letter from Parent and Company's notice to Electronics Boutique of its intent to enter into a definitive agreement with Parent. Electronics Boutique, EB Subsidiary and Company then entered into a letter agreement dated April 27, 2000, extending the deadline for commencement of the tender offer contemplated by the EB Merger Agreement and the parties' initial filings under the HSR Act until May 10, 2000.

     On May 2, 2000, Company received a telephone call and written notice from Electronics Boutique informing Company that neither Electronics Boutique nor EB Subsidiary intended to propose any price or other adjustments to the EB Merger Agreement. Electronics Boutique issued a press release on May 2 announcing that it did not intend to make adjustments to the EB Merger Agreement in response to Parent's $24.75 per Share acquisition proposal.

     On May 3 and May 4, 2000, Faegre & Benson and Robinson Silverman finalized the proposed Merger Agreement for consideration by the Company Board. On May 4, 2000, the Company Board met to consider the Merger Agreement and the transactions contemplated thereby. Mr. Bodine reported on Company's financial performance for the fiscal year ended April 2, 2000, and the month of April 2000 and its performance prospects in fiscal year 2001. Faegre & Benson then discussed the provisions of the most recent draft of the proposed Merger Agreement and Shareholder Agreement. Blair made a presentation to the Company Board describing the financial aspects of the proposed transaction with Parent and rendered to the Company Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated May 4, 2000) as to the fairness, from a financial point of view, of the $24.75 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares (other than Parent and its direct and indirect wholly owned subsidiaries and persons who properly exercise, preserve and perfect dissenters' rights under the MBCA). The Company Board authorized the Special Committee to consider the Merger Agreement and the transactions contemplated thereby. The Special Committee unanimously approved the Offer, the Merger, the Merger Agreement and the transactions provided for in the Shareholder Agreement and withdrew its recommendation of the EB Merger Agreement. Immediately thereafter, the Company Board unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of the Offer, the Merger and the Merger Agreement were fair to and in the best interests of Company and the Shareholders. The Company Board also withdrew its recommendation of the EB Merger Agreement and authorized officers of Company to give notice to Electronics Boutique of such withdrawal, the termination of the EB Merger Agreement and its recommendation of the Merger Agreement.

     Later on May 4, 2000, Company, Parent and Purchaser signed the Merger Agreement and Parent and Mr. Pomije signed the Shareholder Agreement. Company sent a written notice, dated May 4, 2000, to Electronics Boutique advising it that Company was terminating the EB Merger Agreement and that the Company Board and the Special Committee had each withdrawn its recommendation of the EB Merger Agreement and resolved to recommend the Merger Agreement instead. On May 4, 2000, Parent and Company publicly announced that they had entered into the Merger Agreement. On May 5, 2000, Company received $3.5 million from Parent pursuant to Parent's commitment to pay Company the amount of the termination fee owed by Company to Electronics Boutique following termination of the EB Merger Agreement.

REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

     Prior to approving the Merger, the Offer and the Merger Agreement and recommending that all Shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Company Board considered a number of factors, including:

          1. the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement;

          2. the Company Board's familiarity with and review of the business, financial condition, results of operations and prospects of Company, including the desirability of continuing to implement Company's strategy of expansion in the number of retail stores it operates and in Internet-based retailing and the need for substantial additional capital and management in order to fully implement Company's expansion strategy;

          3. the Company Board's belief, after considering the possible alternatives to the Offer and the Merger, the auction process conducted by Blair that canvassed the market of the most likely prospective purchasers and the highly competitive, publicly announced bidding for Company between Parent and Electronics Boutique, which continued for approximately one month after the public announcement of the Original EB Merger Agreement, that no buyer would be likely to provide a comparable value to the Shareholders. In reaching that conclusion, the Company Board focused upon Electronics Boutique's failure to match Parent's $24.75 per Share proposal despite its opportunity to do so, the lack of any offers to acquire Company from any parties besides Parent and Electronics Boutique despite the public nature of Company's sale process following the announcement of the Original EB Merger Agreement, Parent's financial condition, Parent's and its affiliates' status and influence in the retail interactive entertainment business and the significance to Parent of the business transaction;

          4. the market price performance of the Shares prior to the public announcement of the Original EB Merger Agreement, Company's relatively small market capitalization and the likelihood that Company's market price performance in the foreseeable future (particularly on a present value basis) would not substantially exceed its recent performance in the absence of an announced acquisition, considering Company's market capitalization, the risks referred to herein and the Company Board's belief that the long-term market price performance prospects of the Shares might be even more questionable because of the long-term risks;

          5. the risks of emerging competition in the interactive entertainment retailing industry from large, well-capitalized, store-based and Internet retailers as well as specialty retailers in other sectors, such as video rental retailers, toy retailers and music retailers, and the likelihood that such competition will adversely affect Company's profit margins and revenues;

          6. the risks of the emergence of interactive entertainment delivered through, or digitally downloadable from, the Internet, including the possibility that the availability of interactive entertainment on the Internet will reduce consumer demand for console-based video games of the type sold by Company and that the public markets will accordingly place lower values on traditional specialty retailers like Company that derive a large portion of their revenues from retail store sales;

          7. the likelihood that manufacturers of video games, hardware and accessories will increasingly seek and use methods of selling their products directly to consumers, such as through Internet-based commerce, and decrease their reliance on retailers such as Company to sell and market such products;

          8. the risks of implementing Company's strategies and increasing its profitability as an independent company, including the limited leverage with leading vendors that Company has as compared to larger companies like Parent and Electronics Boutique with respect to a limited amount of new product, the ability of Company, given its size and management, to prosper in the future in a highly cyclical industry and the high costs and technological challenges associated with developing and maintaining a viable Internet-based retail operation;

          9. the volatility of The Nasdaq Stock Market, particularly with respect to small capitalization stocks, and the recent market price performance of the stock of other corporations in the retail video game and related businesses;

          10. the benefits to Company's employees from Parent's covenant contained in the Merger Agreement to provide current employees of Company who continue to be employees of Company after the Merger with certain employee benefits no less favorable than those they currently enjoy for at least one year after the Offer Completion and, for purposes of determining eligibility, vesting and entitlement to vacation and severance benefits, to credit such employees' employment with the Company and its subsidiary as if such employees had been employed by Parent or its affiliates;

          11. the fact that the Merger Agreement, which prohibits Company and its officers, directors, employees, financial advisors, representatives and agents from soliciting, seeking, initiating or encouraging any inquiries or proposals that constitute or reasonably may lead to an Acquisition Proposal, engaging in negotiations or discussions with any person relating to an Acquisition Proposal, providing nonpublic information to any person relating to an Acquisition Proposal or recommending an Acquisition Proposal, does permit Company to furnish information to, or to participate in discussions and negotiations with, any person or entity that makes an unsolicited Acquisition Proposal after the date of the Merger Agreement and to modify or withdraw its recommendation of the Offer and the Merger or recommend an alternative Acquisition Proposal and terminate the Merger Agreement, if the Company Board determines in good faith after consultation with outside legal counsel that such action is required to comply with its fiduciary duties to Shareholders under applicable law and that the Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a more favorable transaction to Shareholders than the transactions contemplated by the Merger Agreement; however, as described above, the Company Board did not believe that such a superior third party proposal would be made;

          12. the Company Board's belief that the terms of the Merger Agreement, taking into account the $3,000,000 termination fee and the required reimbursement of not more than $500,000 of out-of-pocket expenses payable to Parent (and reimbursement to Parent of the $3,500,000 paid by Parent to Company to enable Company to pay the required termination fee, including expenses, to Electronics Boutique pursuant to the EB Merger Agreement), in the event that the Merger Agreement is terminated because of, among other things, Company's withdrawal or modification, in a manner adverse to Parent, of its recommendation of the Merger or its recommendation of an Alternative Transaction, its recommendation of a tender offer or exchange offer by a person other than Parent or an affiliate of Parent for 35% or more of the outstanding Shares or its entry into a definitive agreement for an Alternative Transaction, should not unduly discourage superior third-party offers and that Company, subject to certain conditions, has the right under the terms of the Merger Agreement, prior to completion of the Offer, which must remain open as a matter of law for at least 20 business days, to enter into a superior definitive agreement with another party simultaneously with the termination of the Merger Agreement upon five business days' notice to Parent of its intent to enter into such superior definitive agreement and that, as long as the Offer is open, any tendering Shareholder may withdraw such Shareholder's tendered Shares as a matter of law;

          13. the presentations of Blair at various Company Board meetings and its final presentation at the May 4, 2000 meeting, including the opinion of Blair, dated May 4, 2000, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $24.75 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its direct and indirect wholly owned subsidiaries and persons who properly exercise, preserve and perfect dissenters' rights under the MBCA) was fair, from a financial point of view, to such holders. The full text of the Blair opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Blair, is filed herewith as Exhibit 11 and is incorporated herein by reference. Blair's opinion is directed only to the fairness, from a financial point of view, of the $24.75 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its direct and indirect wholly owned subsidiaries and persons who properly exercise, preserve and perfect dissenters' rights under the
     MBCA) and is not intended to constitute, and does not constitute, a recommendation as to whether any Shareholder should tender Shares pursuant to the Offer (HOLDERS OF SHARES ARE ENCOURAGED TO READ BLAIR'S OPINION CAREFULLY IN ITS ENTIRETY); and

          14. the limited number of conditions to the obligations of Parent and Purchaser to consummate the Offer and the Merger, including the absence of a financing condition to the Offer or any condition based on due diligence or fluctuations in general stock prices.

     Each of the factors set forth above was believed by the Company Board to support its decision to recommend acceptance of the Offer and to approve, and to recommend approval by the Shareholders of, the Merger and the Merger Agreement, except for the eleventh and twelfth factors, which are inherent in merger transactions.

     The Company Board did not find it necessary or practical to assign relative weights to the factors or determine that any factor was determinative or of more importance than other factors. Rather, the Company

Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Moreover, individual directors may have given different weights to different factors.

     The Company Board also considered the detriments of the Merger, including:

          1. Company's short-term potential for growth and profitability because of expected new product releases in the fall of 2000 and in 2001 and its long-term potential for growth and profitability if it could overcome the risks referenced above, to the extent not reflected in the Merger Consideration, would not benefit the former Shareholders;

          2. the synergies resulting from the Merger, to the extent not reflected in the Merger Consideration, would not benefit the former Shareholders; and

          3. the sale of Shares in the Offer and the conversion of Shares in the Merger would be taxable to Shareholders for federal income tax purposes.

     However, the Company Board determined that such detriments were inherent in proceeding with the Offer and the Merger and were more than offset by the benefits of the Offer and the Merger summarized above.

INTENT TO TENDER

     To Company's knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act. Also see the summary of the Shareholder Agreement above.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Company engaged the services of Blair, pursuant to a Letter Agreement, dated March 5, 1999. Company and Blair amended and superseded that Letter Agreement by entering into a new Letter Agreement, dated March 20, 2000, under which Blair was engaged to render financial advisory and investment banking services with respect to a possible business combination. The amended Letter Agreement provides that if Blair renders an opinion to the Company Board as to the fairness, from a financial point of view, to the Shareholders of the consideration to be received by the Shareholders, or if Blair advises the Company Board that it is unable to render that opinion due to the inadequacy of such consideration, then Company is obligated to pay Blair an opinion fee of $100,000. In the event that a business combination is consummated, Company shall pay or cause to be paid to Blair a fee equal to either (i) 0.80% of the value received for all of the outstanding capital stock (on a fully diluted basis) by Company and the Shareholders as a result of that consummation if the price per share received by Company and the Shareholders is less than $17.50 per Share or, alternatively, (ii) 1.0% of the value received for all of the outstanding capital stock (on a fully diluted basis) by Company and the Shareholders as a result of the consummation if the price per share received by Company and the Shareholders is equal to or greater than $17.50 per Share. In each of such cases
(i) or (ii) above, such fee is to be reduced by the amount of the opinion fee described above. Company agreed to reimburse Blair for all out-of-pocket expenses reasonably incurred by Blair in connection with its engagement, limited to $30,000 without Company's prior approval.

     Company and Blair also entered into a separate Letter Agreement, dated March 5, 1999, under which Company agreed, subject to limitations, to indemnify and hold harmless Blair (and persons affiliated or associated with Blair) against losses, fees and expenses incurred by any of them as a result of a claim or litigation arising out of Blair's engagement by Company.

     Except as described above, neither Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Shareholders on its behalf concerning the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Except as described above, during the past 60 days, no transactions in the Common Stock have been effected by Company or, to the best of Company's knowledge, by any director, executive officer, affiliate or subsidiary of Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

SUBJECT COMPANY NEGOTIATIONS

     Except as set forth in this Schedule 14D-9 statement, Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Company or any subsidiary of Company;
(ii) a purchase, sale or transfer of a material amount of assets of Company or any subsidiary of Company; (iii) a tender offer for or other acquisition of Company's securities by Company, any subsidiary of Company or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Company. As described in Item 3 above as part of the summary of the Merger Agreement, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

TRANSACTIONS AND OTHER MATTERS

     Except as set forth in this Schedule 14D-9 statement, there is no transaction, resolution of the Company Board, agreement in principle or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     (a) The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of Shareholders, as described in Item 3 above.

     (b) At its meeting held on May 4, 2000, the Special Committee authorized and approved entering into the Merger Agreement and the transactions contemplated thereby, for purposes of Sections 302A.671 and 302A.673 of the MBCA.

     (c) On April 11, 2000, Company received notice of a putative class action (the "First Shareholder Lawsuit") against Company and its directors in the Fourth Judicial District of the District Court for the State of Minnesota, County of Hennepin (the "Court").

     The First Shareholder Lawsuit was a putative class action on behalf of the Shareholders of Company. In the lawsuit, the plaintiff alleged that the individual defendants, by virtue of their positions as officers and directors of Company, breached their fiduciary duties by taking actions that allegedly inhibited the maximization of shareholder value. More specifically, the plaintiff alleged that the defendants took actions designed to halt any other offers and deter higher offers from other potential acquirors, including, among other things:

          (i) allegedly concealing Company's fourth quarter results until after Company entered into and disclosed the Original EB Merger Agreement, thus allegedly capping the price of the Common Stock;

          (ii) allegedly failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations;

          (iii) allegedly structuring a "preferential deal" pursuant to which the defendants would receive "change of control" payments following consummation of the merger contemplated by the Original EB Merger Agreement;

          (iv) allegedly adopting provisions in the Original EB Merger Agreement which "tilted the playing field" in favor of EB Subsidiary and made it difficult for a competing bid from another party to succeed; and

          (v) allegedly concealing other material information.

     The lawsuit sought an order from the Court:

          (i) enjoining the defendants from proceeding with the merger contemplated by the Original EB Merger Agreement;

          (ii) enjoining the defendants from consummating the merger contemplated by the Original EB Merger Agreement;

          (iii) directing the individual defendants to exercise their fiduciary duties to negotiate, in good faith, with Babbage's;

          (iv) awarding plaintiff the costs and disbursements of the lawsuit, including reasonable attorneys' and experts' fees; and

          (v) granting such other and further equitable relief as the Court deemed just and proper.

     On April 25, 2000, the plaintiff in the First Shareholder Lawsuit filed a notice of voluntary dismissal of the lawsuit. The notice stated that the relief sought in the First Shareholder Lawsuit had become moot because of Company's unwillingness to pursue a transaction with Electronics Boutique at an acquisition price of $17.50 per Share. The Court subsequently dismissed the First Shareholder Lawsuit.

     (d) On April 28, 2000, Company received notice of another putative class action on behalf of the Shareholders (the "Second Shareholder Lawsuit") against Company and its directors in the Court, filed by the same law firms that filed the First Shareholder Lawsuit on behalf of a different plaintiff.

     In the Second Shareholder Lawsuit, which was filed after Company's public announcement of its notice to Electronics Boutique of Company's intent to enter into the Merger Agreement with Parent, the plaintiff alleges that the individual defendants, by virtue of their positions as officers and directors of Company, have breached their fiduciary duties by taking actions that allegedly inhibit the maximization of shareholder value. More specifically, the plaintiff alleges that the defendants have taken actions designed to halt any other offers and deter higher offers from other potential acquirors, including, among other things:

          (i) allegedly concealing Company's fourth quarter results until after Company entered into and disclosed the EB Merger Agreement, thus allegedly capping the price of the Common Stock;

          (ii) allegedly failing to exercise ordinary care and diligence in the exercise of their fiduciary obligations;

          (iii) allegedly structuring a "preferential deal" pursuant to which the defendants would receive "change of control" payments following consummation of the merger contemplated by the EB Merger Agreement;

          (iv) allegedly adopting provisions in the EB Merger Agreement which "tilt the playing field" in favor of EB Subsidiary and make it difficult for a competing bid from another party to succeed;

          (v) agreeing to the termination fee provision of the EB Merger Agreement;

          (vi) allegedly concealing other material information; and

          (vii) entering into the EB Merger Agreement Amendment.

     The lawsuit seeks an order from the Court:

          (i) enjoining the defendants from proceeding with the merger contemplated by the EB Merger Agreement;

          (ii) enjoining the defendants from consummating the merger contemplated by the EB Merger Agreement;

          (iii) directing the individual defendants to exercise their fiduciary duties to negotiate, in good faith, with Babbage's;

          (iv) enjoining the defendants from honoring the termination fee provision of the EB Merger Agreement;

          (v) awarding plaintiff the costs and disbursements of the lawsuit, including reasonable attorneys' and experts' fees; and

          (vi) granting such other and further equitable relief as the Court may deem just and proper.

     (e) No dissenters' rights are available in connection with the Offer. However, if the Merger is consummated, dissenting Shareholders who comply with statutory procedural requirements will be entitled to exercise dissenters' rights for the fair value of the dissenting Shareholders' Shares under Section 302A.473 of the MBCA. To be entitled to payment, the dissenting Shareholder must not accept the Offer, must file with Company, prior to the vote for the Merger, a written notice of intent to demand payment of the fair value of the dissenting Shareholder's Shares, must not vote in favor of the Merger and must satisfy the other procedural requirements of Section 302A.473 of the MBCA. Any Shareholder contemplating the exercise of such Shareholder's dissenters' rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect such rights. SUCH RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SECTION 302A.473 OF THE MBCA ARE NOT FULLY AND PRECISELY SATISFIED.

     If a vote of Shareholders is required to approve the Merger under the MBCA, the notice and proxy statement for the meeting of the Shareholders will again inform each Shareholder of record as of the record date of the meeting of the Shareholders (excluding persons who tender all of their Shares pursuant to the Offer if such Shares are purchased in the Offer) of their dissenters' rights and will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections. If a vote of the Shareholders is not required to approve the Merger, the Surviving Corporation will send a notice to those persons who are shareholders of the Surviving Corporation immediately prior to the Effective Time which, among other things, will include a copy of Sections 302A.471 and 302A.473 of the MBCA and a summary description of the procedures to be followed under those Sections to obtain payment of fair value for their Shares under those Sections.

ITEM 9. EXHIBITS

Exhibit 1    Agreement and Plan of Merger, dated May 4, 2000, by and among Parent, Purchaser and Company (filed as Exhibit 2(a) to Company's Report on Form 8-K, filed May 10, 2000, and incorporated herein by reference).

Exhibit 2    Executive Employment Agreement, dated May 19, 1999, by and between Company and David R. Pomije
             (filed as Exhibit 10.3 to Company's Report on Form 10-Q, filed July 30, 1999, and incorporated herein by reference).

Exhibit 3    Executive Employment Agreement, dated May 19, 1999, by and between Company and Stanley A. Bodine
             (filed as Exhibit 10.4 to Company's Report on Form 10-Q, filed July 30, 1999, and incorporated herein by reference).

Exhibit 4    Executive Employment Agreement, dated May 19, 1999, by and between Company and Robert M. Hiben
             (filed as Exhibit 10.5 to Company's Report on Form 10-Q, filed July 30, 1999, and incorporated herein by reference).

Exhibit 5    Executive Employment Agreement, dated May 19, 1999, by and between Company and Jeffrey R. Gatesmith
             (filed as Exhibit 10.6 to Company's Report on Form 10-Q, filed July 30, 1999, and incorporated herein by reference).

Exhibit 6    Shareholder Agreement, dated May 4, 2000, between Parent and David R. Pomije (filed as
             Exhibit 2(b) to Company's Report on Form 8-K, filed May 10, 2000, and incorporated herein by reference).

Exhibit 7    Letter Agreement, dated March 5, 1999, between Company and George E. Mileusnic.

Exhibit 8    Letter Agreement (Original Confidentiality Agreement), dated April 21, 1999, between Company and
             Babbage's.

Exhibit 9    Letter Agreement (Supplemental Confidentiality Agreement), dated April 7, 2000, by and among
             Company, Parent and Babbage's.

Exhibit 10   Letter to holders of the Common Stock, dated May 16, 2000.*

Exhibit 11   Opinion of William Blair & Company, L.L.C., dated May 4, 2000.*

------------------
* Included in copies of the Schedule 14D-9 statement mailed to Shareholders.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2000

                                      FUNCO, INC.
                                      By /s/ STANLEY A. BODINE
                                        -----------------------------------
                                        Stanley A. Bodine
                                        President and Chief Operating Officer

                                                                         ANNEX I

                                  FUNCO, INC.
                              10120 W. 76TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                               ------------------

                              GENERAL INFORMATION

     This Information Statement is mailed on or about May 16, 2000, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Funco, Inc., a Minnesota corporation ("Company"), to the holders of record of shares of Common Stock, par value $.01 per share, of Company (the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of Company (the "Company Board").

     On May 4, 2000, Company, Barnes & Noble, Inc., a Delaware corporation ("Parent"), and B&N Acquisition Corporation, a Minnesota corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, subject to certain conditions and as more fully described in the Merger Agreement, (i) Parent will cause Purchaser to commence a cash tender offer (the "Offer") for all outstanding shares of the Common Stock (the "Shares") at a price of $24.75 per Share, net to the seller in cash without interest thereon, and (ii) Purchaser will be merged with and into Company (the "Merger"). If the Offer and the Merger are completed, Company will become an indirect, wholly owned subsidiary of Parent.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition, as defined in the Merger Agreement, has been satisfied), and from time to time thereafter, Parent will be entitled to designate directors (the "Parent Designees") on the Company Board that will give Parent representation substantially proportionate to its ownership interest. The Merger Agreement requires that Company promptly take necessary action to cause the Parent Designees to be elected or appointed to the Company Board under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning Parent and Purchaser and the Parent Designees has been furnished to Company by Parent and Purchaser. Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock is the only class of voting securities of Company outstanding. Each Share of Common Stock has one vote. As of May 4, 2000, there were 6,120,908 Shares of Common Stock outstanding.

                 RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that the Minimum Condition has been satisfied), and from time to time thereafter, Parent will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on the Company Board as will give Parent representation on the Company Board (and on each committee of the Company Board) equal to the product of (A) the total number of directors on the Company Board (and on each committee of the Company Board) (giving effect to any increase in the number of directors pursuant to the requirements of the Merger Agreement) multiplied by (B) the percentage that the aggregate number of Shares purchased pursuant to the Offer bears to the aggregate number of Shares outstanding at the time of Parent's designation (such product being referred to as the "Board Percentage"). The Merger Agreement further provides that Company will, at such time upon request by Parent, promptly satisfy the Board Percentage by increasing the size of the Company Board (and each committee of the Company Board) or using its reasonable best efforts to secure the resignations of incumbent directors or both. Notwithstanding the foregoing, prior to the Merger, Parent and Purchaser must use their best efforts to ensure that the Company Board will include two directors who were members of the Company Board on the date of the Merger Agreement and who are not employees of Company.

     The Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser listed on Schedule I annexed hereto. Certain information regarding such candidates is contained in such
Schedule I. In the event that additional Parent Designees are required in order to constitute a majority of the Company Board, such additional Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser contained in Schedule I to the Offer to Purchase, which is incorporated herein by reference.

     None of the persons from among whom the Parent Designees will be selected, or their associates, is a director of, or holds any position with, Company. To the knowledge of Company, except as set forth in Schedule I annexed hereto, none of the persons from among whom the Parent Designees will be selected or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of Company or has been involved in any transactions with Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

               COMPANY BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company Board consists of four directors, each of whom holds office until his resignation or removal and until his successor is duly elected and qualified. In accordance with the terms of Company's Amended and Restated Articles of Incorporation, at each annual meeting, directors are elected for a one-year term.

     DAVID R. POMIJE, age 43, is the founder of Company and has been chairman of the Company Board and chief executive officer of Company since its inception in March 1988. He also served Company as its president and chief financial officer until April 1995. Mr. Pomije's prior experience includes nine years within the consumer electronics industry.

     STANLEY A. BODINE, age 50, has served as a director since 1992 and as president and chief operating officer of Company since April 1995. He served as executive vice president from March 1992 to April 1995. From October 1991 to March 1992, Mr. Bodine worked for Company as a management consultant.
Mr. Bodine held various management positions with The Pillsbury Company from 1978 to 1991, most recently as senior vice president of The Haagen-Dazs Company, with responsibility for business development in the United States, Europe and the Pacific Rim. He also served as general manager of Haagen-Dazs International and director of planning and development for Pillsbury's domestic and international divisions.

     GEORGE E. MILEUSNIC, age 45, has served as a director since 1993. In May 2000, Mr. Mileusnic assumed the positions of executive vice president and chief financial officer of Dean & DeLuca, Inc., a retailer of gourmet foods, wines and high-end kitchenware. From 1998 to 2000, Mr. Mileusnic was an independent consultant. From 1996 to 1998, he served as executive vice president of administration of the Outdoor Recreation division of The Coleman Company, Inc., a leading manufacturer and marketer of brand name consumer products for the camping and related outdoor recreational markets in the United States, Canada, Europe and Japan. From 1994 to 1996, he served as executive vice president and chief financial officer of The Coleman Company. He joined The Coleman Company in September 1989 as senior vice president and chief financial officer. From 1987 to 1989, he was senior vice president and controller of Burger King Corporation, a subsidiary of The Pillsbury Company. Mr. Mileusnic currently serves on the Board of Directors of U.S. Restaurant Properties, Inc.

     PATRICK J. FERRELL, age 43, has served as a director since 1995. He is currently managing partner of Xscape Velocity, Palo Alto, California, a management consulting firm providing early-stage Internet companies with mentoring, strategic planning, financing consultation and business development assistance. Prior to joining Xscape Velocity in 1999, Mr. Ferrell had served as the president and chief executive officer and was a co-founder of SocialNet, Inc., an Internet company providing products in the area of social networking, since 1997. From 1989 to 1997, Mr. Ferrell served as chief executive officer of Infotainment World, Inc., a subsidiary of IDG Communications that publishes GamePro, S.W.A.T. Pro and PC Games magazines, as well as related tip books and strategy guides. While with Infotainment World, Mr. Ferrell created and co-produced the Electronic Entertainment Expo, the world's largest trade show dedicated exclusively to interactive entertainment products and services.
Mr. Ferrell, a CPA, has held a variety of financial management positions at Visa U.S.A. Inc., Foster Poultry Farms and KPMG LLP.

     Company's executive officers, other than Messrs. Pomije and Bodine, are identified below.

     JEFFREY R. GATESMITH, age 48, has served as vice president of retail operations and human resources of Company since January 1992. From 1988 to 1991, he served as vice president of human resources for the 60-store retail jewelry operations of Henry Birks and Sons, Ltd., Montreal, Quebec, Canada, and as vice president of operations for Amerpro, Inc., a California firm offering residential painting services from 1987 to 1988.

     ROBERT M. HIBEN, age 42, has served as chief financial officer and secretary of Company since April 1995. Mr. Hiben joined Company as controller in February 1992. He was chief financial officer of Bretts Department Store Company, a 19-store chain, from 1990 to 1992, and served in various financial capacities, most recently as director of financial planning, for Wilsons The Leather Experts Inc., a national retailer of leather apparel, from 1982 to 1990.

     Executive officers are elected by the Company Board for an indefinite term or until their successors are elected.

COMMITTEES OF THE COMPANY BOARD AND MEETING ATTENDANCE

     The Company Board met eight times during fiscal 2000. All directors attended at least 75% of the meetings of the Company Board and the committees on which they served. The Company Board has Executive, Compensation and Audit Committees, each comprised of two members. The Company Board does not have a Nominating Committee.

     Executive Committee. The Executive Committee is authorized to take action between meetings of the Company Board, subject to Company Board ratification. The Executive Committee did not meet during fiscal 2000. The current members of the Executive Committee are Messrs. Pomije and Bodine.

     Compensation Committee. The principal function of the Compensation Committee is to make recommendations to the Company Board concerning the compensation of executive officers and other management personnel. The Compensation Committee met three times during fiscal 2000. The current members of the Compensation Committee are Messrs. Mileusnic and Ferrell.

     Audit Committee. The Audit Committee has the principal function of reviewing the adequacy of Company's internal controls, conferring with the independent auditors concerning the scope of their examination of the books and records of Company, recommending to the Company Board the appointment of independent auditors and considering other appropriate matters regarding the financial affairs of Company. The Audit Committee met one time during fiscal 2000. The current members of the Audit Committee are Messrs. Mileusnic and Ferrell.

DIRECTORS' COMPENSATION

     Directors who are not otherwise employees of Company are paid an annual retainer of $5,000, plus $1,250 for each Company Board meeting other than a regular Company Board meeting and $200 for each committee meeting attended that is not held on the same date as a regular Company Board meeting. For services rendered in fiscal 2000, each nonemployee director received $10,000 in retainer and meeting fees. In addition, each nonemployee director received $10,000 for service on a special committee. Nonemployee directors are eligible for stock option awards under Company's 1992 Stock Option Plan for Nonemployee Directors. During fiscal 2000, options to purchase an aggregate of 3,000 shares of Common Stock at an exercise price of $17.78 were granted to Company's nonemployee directors.

     In addition, Mr. Mileusnic was retained by Company as a special consultant to serve as the principal contact in the Company Board's consideration of strategic alternatives. Mr. Mileusnic was paid $17,775 in fiscal 2000 for these services. A copy of the agreement between Mr. Mileusnic and Company is filed as
Exhibit 7 to the Schedule 14D-9 and is incorporated herein by reference.

                      REPORT OF THE COMPENSATION COMMITTEE

     With respect to executive compensation, the objectives of the Committee are to establish and maintain programs and practices that will align executive compensation with Company's performance and profitability as well as motivate and retain executive officers. In meeting these objectives, the Compensation Committee has determined that executive compensation plans are to include competitive base salaries, performance-based cash bonuses and appropriate long-term stock-based incentive awards.

ELEMENTS OF THE COMPANY'S EXECUTIVE COMPENSATION PLANS

     Base Salary. The Company Board establishes the base salary level for each executive officer, including the chief executive officer, based upon recommendation of the Compensation Committee. In developing specific salary recommendations, the Compensation Committee considers the scope of responsibility for each executive officer, the individual's experience, the competitive marketplace for the position and input from a consultant. Base salaries of Company's Named Executive Officers (as defined below) increased an average of approximately 13% during fiscal 2000.

     Performance-Based Cash Bonus. The Company Board establishes an annual cash bonus plan based upon recommendation of the Compensation Committee, which correlates incentive payments to factors including overall Company financial performance, specific individual objectives and the individual executive officer's base salary. Company has not awarded performance-based cash bonuses to its Named Executive Officers for fiscal 2000.

     Stock-Based Incentive Awards. The Compensation Committee and the Company Board believe that stock-based incentive awards encourage and reward effective management actions that bring about long-term corporate financial success, primarily as measured by increases in shareholder value. No options were granted in fiscal 2000.

COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

     The following criteria were applied by the Compensation Committee to determine compensation for the chief executive officer, Mr. Pomije, for the last fiscal year.

     The Committee established Mr. Pomije's annual base salary for fiscal 2000 at $300,000, based upon the criteria described above regarding base salary. The Committee established Mr. Pomije's annual incentive bonus opportunity at a level at which achievement of bonus, together with base salary, would have been marketplace competitive. No stock options were granted to Mr. Pomije in fiscal 2000.

OTHER INFORMATION

     Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), imposes an annual deduction limitation of $1.0 million on the compensation of certain executive officers of publicly held companies. In the past, the Section 162(m) limitation has not affected Company because the level of compensation for any executive officer has not exceeded $1.0 million. The payments described below under "Employment Agreements, Termination of Employment and Change in Control Arrangements" may exceed that level and a substantial portion of such payments may also be non-deductible under another section of the Code; however, the Compensation Committee believed that providing for such payments was important to continue to retain the services of the executives in the event of a business combination or an attempted takeover.

     The Compensation Committee: George E. Mileusnic and Patrick J. Ferrell

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid during each of Company's last three fiscal years to Company's chief executive officer and the three other executive officers whose total cash compensation for fiscal 2000 (based on salary and bonus) exceeded $100,000 (the "Named Executive Officers").

                                                                                      LONG-TERM
                                                                                    COMPENSATION
                                                                                  -----------------
                                                                                       AWARDS
                                                          ANNUAL COMPENSATION     -----------------
                                                FISCAL    --------------------    SHARES UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                      YEAR      SALARY      BONUS        OPTIONS (#)        COMPENSATION(1)
---------------------------------------------   ------    --------    --------    -----------------    ---------------
David R. Pomije..............................    2000     $300,000       --                --                 --
Chief Executive Officer                          1999      270,000    $ 40,500           42,000               --
                                                 1998      255,000     127,500           42,400               --

Stanley A. Bodine............................    2000      250,000       --                --              $ 2,601
President and Chief Operating Officer            1999      220,000      33,000           42,000               --
                                                 1998      200,000     100,000           36,640               --

Jeffrey R. Gatesmith.........................    2000      144,000       --                --                1,488
Vice President of Retail Operations              1999      125,000      15,625           20,000               --
and Human Resources                              1998      115,000      50,300           18,080               --

Robert M. Hiben..............................    2000      144,000       --                --                1,391
Chief Financial Officer                          1999      125,000      15,625           20,000               --
                                                 1998      110,000      47,200           17,280               --

------------------
(1) All Other Compensation for each individual consists of matching contributions under Company's 401(k) plan.

OPTIONS GRANTED DURING FISCAL 2000

     No options were granted to the Named Executive Officers during fiscal 2000.

AGGREGATE OPTION EXERCISES DURING FISCAL 2000 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information related to options exercised by the Named Executive Officers during fiscal 2000 and the number and value of options held at fiscal year-end. Company does not have any outstanding stock appreciation rights.

                                                                                                        VALUE OF
                                                                       NUMBER OF                      UNEXERCISED
                                                                      UNEXERCISED                     IN-THE-MONEY
                                       SHARES                          OPTIONS AT                      OPTIONS AT
                                      ACQUIRED                      FISCAL YEAR-END                FISCAL YEAR-END(1)
                                         ON        VALUE      ----------------------------    ----------------------------
NAME                                  EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------   --------    --------    -----------    -------------    -----------    -------------
David R. Pomije....................    14,214     $108,133      140,200           --           $ 220,154          --
Stanley A. Bodine..................    10,500       80,029      155,995           --             220,737          --
Jeffrey R. Gatesmith...............     --           --         106,041           --             302,254          --
Robert M. Hiben....................     8,000       91,688       86,070           --             172,242          --

------------------
(1) Value is determined by the difference between the closing price of the Common Stock on March 31, 2000, which was $11.875, and the option exercise price (if less than $11.875) multiplied by the number of shares of Common Stock subject to the option.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     Company has entered into Executive Employment Agreements with each of the Named Executive Officers, each dated May 19, 1999 (the "Executive Employment Agreements"). Each Executive Employment Agreement may be terminated at any time by either the individual or Company, subject to certain limitations and continuing obligations. Each Executive Employment Agreement prohibits the individual from engaging in certain activities competitive with the business of Company, including contacting customers for such purpose or interfering with Company's relationships with its employees during the individual's employment and for a period of one year following termination of employment ("Noncompete Covenants"). Each Executive Employment Agreement provides for an initial term ending March 31, 2001, and is renewable annually thereafter for additional one-year periods. If any of the Executive Employment Agreements is terminated at any time by Company other than for "Cause" (as defined in each Executive Employment Agreement), in most cases, Company is obligated to continue payment of salary and certain other benefits to the affected individual for the remainder of the term of the Executive Employment Agreement. If any of the Executive Employment Agreements is terminated due to death or disability, Company is obligated to make certain payments to the affected individual.

     Each of these individuals is entitled to compensation if his employment is terminated following a Change in Control (as defined in each Executive Employment Agreement). A "Change in Control" occurs, subject to certain details and conditions more fully described in each Executive Employment Agreement, when

     o the majority of the directors of Company are persons other than persons who are serving as of May 19, 1999 ("Incumbent Directors") or whose election or appointment was approved by a majority of Incumbent Directors,

     o any person or group of persons (as defined in Section 13(d) or 14(d) of the Exchange Act and the rules thereunder) acquires 35% or more of the outstanding voting stock of Company (with certain exceptions), or

     o the shareholders of Company approve a merger, consolidation or similar transaction (other than a merger, consolidation or similar transaction in which the shareholders of Company immediately prior to the transaction own more than 65% of the outstanding voting stock of the corporation that results from such transaction, in substantially the same proportion as such ownership prior to the transaction), or liquidation or dissolution of Company.

     If any "Anticipatory Event" occurs (meaning that (i) the individual's employment is terminated during the term of the individual's Executive Employment Agreement and prior to a Change in Control and (ii) the individual reasonably demonstrates that such termination was at the request of a third party who has taken steps reasonably calculated to effect a Change in Control or arose in connection with or in anticipation of a Change in Control) or if, during the first 24 months following a Change in Control, Company terminates the individual's employment other than for Cause, disability or death, or the individual terminates the individual's employment for "Good Reason" (as defined in each Executive Employment Agreement), then the individual becomes entitled to receive compensation that includes payments of two times the individual's then-current base salary and target incentive bonus. In addition, the individual is no longer bound by the Noncompete Covenants.

     If the individual terminates his employment (upon at least three months' notice) at the end of the first 15 months after a Change in Control for other than Good Reason, the individual is entitled to a severance benefit of one year's current base salary and target incentive bonus.

     In the event that any payment made upon the occurrence of a Change in Control becomes subject to the excise tax imposed by Section 4999 of the Code, Company is required to pay such additional amounts as would put the individual in the same after-tax position as if such excise tax did not apply (the "Gross-Up Payment"), provided that the Gross-Up Payment shall not exceed 100% of the individual's base salary and target incentive bonus in effect at the date of termination.

     Copies of the Executive Employment Agreements are filed as Exhibits 2 through 5 to the Schedule 14D-9, and each is incorporated herein by reference. The foregoing summary of the Executive Employment Agreements is qualified in its entirety by reference to the Executive Employment Agreements.

     The Named Executive Officers and other key employees have been granted options under Company's 1993 Stock Option Plan (the "Plan"). As a result of the Company Board's declaration of a "Potential Change of Control" under the Plan at the time the Original EB Merger Agreement was signed and related actions by the Company Board and the Compensation Committee, all options granted under the Plan have become fully exercisable and vested and the value of all outstanding options will be cashed out following completion of the Offer at the amount, per underlying Share for which the options are exercisable, by which the Per Share Amount payable in the Offer exceeds the per Share exercise price of the option.

                           OWNERSHIP OF COMMON STOCK

     The following information concerning ownership of Common Stock is furnished as of May 4, 2000 (except as otherwise indicated) with respect to (i) all persons known by Company to be the beneficial owners of more than 5% of the outstanding Common Stock, (ii) each of the current directors of Company,
(iii) each of the Named Executive Officers and (iv) all directors and executive officers as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 of the Exchange Act, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership within 60 days.

                                                                               NUMBER OF SHARES       PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER OR IDENTITY OF GROUP                     BENEFICIALLY OWNED    OUTSTANDING SHARES
---------------------------------------------------------------------------   ------------------    ------------------
David R. Pomije............................................................        1,473,289(1)          23.5%
  10120 West 76th Street
  Minneapolis, MN 55344

Woodland Partners LLC......................................................          552,000(2)           9.0
  60 South Sixth Street
  Suite 3750
  Minneapolis, MN 55402

Wellington Management Company, LLP.........................................          538,000(3)           8.8
  75 State Street
  Boston, MA 02109

SAFECO Asset Management Company............................................          519,400(4)           8.5
  601 Union Street
  Suite 2500
  Seattle, WA 98101-4074

The Bear Stearns Companies Inc.............................................          366,295(5)           6.0
  245 Park Avenue
  New York, NY 10167

Fleet Boston Corporation...................................................          348,360(6)           5.7
  One Federal Street
  Boston, MA 02110

Stanley A. Bodine..........................................................          243,697(7)           3.9
George E. Mileusnic........................................................           21,688(8)        Less than 1%
Patrick J. Ferrell.........................................................            3,000(9)        Less than 1%
Jeffrey R. Gatesmith.......................................................          125,291(10)          2.0
Robert M. Hiben............................................................          103,070(11)          1.7
All directors and executive officers as a group (6 persons)................        1,970,035(12)         29.8


                                                        (Footnotes on next page)

(Footnotes from previous page)

------------------
 (1) Includes 140,200 shares of Common Stock issuable upon exercise of currently exercisable options. Effective May 4, 2000, Mr. Pomije and Parent entered into a Shareholder Agreement, a copy of which is filed as Exhibit 6 to the
     Schedule 14D-9 and is incorporated herein by reference, pursuant to which Mr. Pomije agreed, subject to the terms and conditions of such agreement, to tender Shares beneficially owned by him in the Offer and granted Parent an irrevocable proxy to vote such Shares, provided that in no event shall the number of such Shares tendered, or with respect to which such proxy was granted, exceed 19.9% of the total number of Shares outstanding. This arrangement is more fully described in the Schedule 14D-9 and in the
     Schedule 13D, dated May 12, 2000, filed by Parent.

 (2) Based on Schedule 13G/A, dated February 14, 2000, filed by Woodland Partners LLC, which has sole voting power over 485,100 Shares and shared voting power over 66,900 Shares.

 (3) Based on Schedule 13G/A, dated February 11, 2000, filed by Wellington Management Company, LLP, which has shared voting power over 348,000 Shares and shared dispositive power over 538,000 Shares.

 (4) Based on Schedule 13G/A, dated January 28, 2000, filed jointly by SAFECO Common Stock Trust ("CST"), SAFECO Asset Management Company ("AMC") and SAFECO Corporation ("SAFECO"). AMC, a subsidiary of SAFECO, is an investment adviser and has shared voting and dispositive power over all of such Shares, including Shares held by CST, an investment company.

 (5) Based on Schedule 13D, dated May 5, 2000, filed jointly by The Bear Stearns Companies Inc. and Bear, Stearns & Co. Inc., which have shared voting and dispositive power over all of such Shares.

 (6) Based on Schedule 13G/A, dated February 14, 2000, filed by Fleet Boston Corporation.

 (7) Includes 155,995 shares of Common Stock issuable upon exercise of currently exercisable options.

 (8) Includes 7,500 shares of Common Stock issuable upon exercise of currently exercisable options.

 (9) Includes 3,000 shares of Common Stock issuable upon exercise of currently exercisable options.

(10) Includes 106,041 shares of Common Stock issuable upon exercise of currently exercisable options.

(11) Includes 1,750 Shares held by or on behalf of Mr. Hiben's children and 86,070 shares of Common Stock issuable upon exercise of currently exercisable options.

(12) Includes 498,806 shares of Common Stock issuable upon exercise of currently exercisable options.

                            STOCK PERFORMANCE CHART

     The following table compares the cumulative total shareholder return on the Common Stock for the period commencing April 2, 1995, through April 2, 2000, with the cumulative total return on the Nasdaq Stock Market (U.S.) Index and the Nasdaq Retail Trade Index over the same period. This comparison assumes $100 was invested on April 2, 1995 in the Common Stock and in each of the foregoing indices and assumes reinvestment of all dividends.

                                  [LINE GRAPH]

                                                                          CUMULATIVE TOTAL RETURNS
                                                          --------------------------------------------------------
                                                          4/2/95    3/31/96   3/30/97   3/29/98   3/28/99   4/2/00
                                                          ------    ------    ------    ------    ------    ------
Funco, Inc.............................................   100.00     89.74    302.56    358.97    387.18    243.59
Nasdaq Retail Trade Index..............................   100.00    125.23    128.79    184.34    187.37    150.80
Nasdaq Stock Market (U.S.) Index.......................   100.00    135.80    154.45    227.27    303.56    573.99

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires that Company's directors and executive officers, and persons who own more than ten percent of the Common Stock ("Reporting Persons") file with the SEC initial reports of ownership and changes in ownership of Common Stock and other equity securities of Company. Reporting Persons are required by SEC regulations to furnish Company with copies of all Section 16(a) reports they file. To Company's knowledge, based solely on review of the copies of such reports furnished to Company during fiscal 2000, all Section 16(a) filing requirements applicable to its Reporting Persons were complied with, except that Mr. Ferrell failed to file a Form 4 to report the sale of 1,000 shares of Common Stock in December 1999. A Form 5 reporting the transaction has been filed.

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

     The following table sets forth the name, age, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Parent and Purchaser whom Parent has identified as the candidates to be Parent Designees. Unless otherwise indicated below, (i) each individual has held his positions for more than the past five years, (ii) the business address of each person is 122 Fifth Avenue, New York, New York 10011, and (iii) all individuals listed below are citizens of United States. In the event that additional Parent Designees are required in order to constitute a majority of the Company Board, such additional Parent Designees will be selected by Parent from among the directors and executive officers of Parent or Purchaser contained in Schedule I of the Offer to Purchase, which is incorporated herein by reference.

NAME, AGE AND BUSINESS ADDRESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------  ---------------------------------------------------------------------------

Leonard Riggio, age 59..............  Leonard Riggio has been chairman of the board, chief executive officer and a principal stockholder of Parent since its inception in 1986. Mr. Riggio has also been chairman of the board of barnesandnoble.com inc. ("Barnes &
                                      Noble.com Inc."), Parent's Internet subsidiary, since its inception in
                                      February 1997. Since 1965, he has been chairman of the board, chief executive officer and the principal stockholder of Barnes & Noble College
                                      Bookstores ("B&N College"). For more than the past five years, Mr. Riggio has been chairman of the board and a principal beneficial owner of MBS
                                      Textbook Exchange, Inc. ("MBS"). Mr. Riggio is Stephen Riggio's brother.

Stephen Riggio, age 45..............  Stephen Riggio has been a director of Parent since April 1997 and was appointed vice chairman of Parent in December 1997. He was chief operations officer of Parent from February 1995 until December 1997. Since January
                                      2000, he has been vice chairman and acting chief executive officer of
                                      Barnes & Noble.com Inc., a position he previously held from February 1997 to December 1998. Mr. Riggio has been a director of Barnes & Noble.com Inc.
                                      since its inception in February 1997. He was president of B. Dalton
                                      Bookseller, Inc., a wholly owned indirect subsidiary of Parent, from July
                                      1993 to February 1995, and he was executive vice president, merchandising of Parent from January 1987 to February 1995. Mr. Riggio is Leonard
                                      Riggio's brother.

Michael N. Rosen, age 59 ...........  Michael N. Rosen has been secretary and a director of Parent since its
Robinson Silverman Pearce             inception in 1986 and the chairman of Robinson Silverman Pearce Aronsohn &
Aronsohn & Berman LLP                 Berman LLP, legal counsel to Parent, for more than the past five years.
1290 Avenue of the Americas           Mr. Rosen is also a director of Barnes & Noble.com Inc., B&N College and
New York, NY 10104                    MBS.